UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)
- Form C: Offering Statement
- Form C-U: Progress Update:
  _____
- **Form C/A: Amendment to Offering Statement:**
  _____
  - **Check box if Amendment is material and investors must reconfirm within five business days.**
- Form C-AR: Annual Report
- Form C-AR/A: Amendment to Annual Report
- Form C-TR: Termination of Reporting

Name of issuer: **World Tree USA, LLC**

Legal status of issuer:
  Form: **Limited liability company (LLC)**
  Jurisdiction of Incorporation/Organization: **Nevada**
  Date of Organization: **June 3, 2015**

Physical address of issuer: **2447 Pacific Coast Hwy, 2nd Floor, Hermosa Beach, CA 90254**

Website of issuer: **www.worldtree.eco**

Name of intermediary through which the offering will be conducted: **DealMaker Securities LLC**
CIK number of intermediary: **0001872856**
SEC file number of intermediary: **008-70756**
CRD number, if applicable, of intermediary: **315324**

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

8.5% of the offering amount upon a successful fundraise is payable to DealMaker Securities LLC, $20,000 in activation fees and $12,000/month for account management, and marketing is payable to DealMaker Securities LLC or an affiliate of the intermediary.

Type of security offered: **Other, Series A Eco-Tree 2025 ACT Units**
Target number of securities to be offered: 20,000
Price (or method for determining price): **$2.50, Determined based on the capital requirements for planting, care and harvest of the Empress Splendor trees.**
Target offering amount: **$50,500 (Includes Investor Processing Fees)**
Oversubscriptions accepted **Yes**
If yes, disclose how oversubscriptions will be allocated: Pro-rata basis / First-come, first-served basis / Other X -provide a description: **As determined by the Issuer**
Maximum offering amount (if different from target offering amount): **$1,522,500 (Includes Investor Processing Fees)**
Deadline to reach the target offering amount: **November 20 2025**

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: **0**

	Most recent fiscal year-end:	**Prior fiscal year-end:**
Total Assets:	$1,505,618	$1,881,893
Cash & Cash Equivalents:	$10,975	$264,682
Accounts Receivable:	$16,512	$0
Short-term Debt:	$14,507	$199
Long-term Debt:	$0	$0
Revenues/Sales:	$0	$0
Cost of Goods Sold:	$0	$0
Taxes Paid:	$0	$0
Net Income:	($1,937,018)	($1,374,380)

List each jurisdiction in which the issuer intends to offer the securities:
AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Crowdfunding Offering Statement

THE COMPANY

1. Name of issuer: **World Tree USA, LLC**

ELIGIBILITY

2. The Issuer:
   - Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Is not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. The Issuer has not failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

THE OFFERING

Securities Being Offered: Series A Eco-Tree 2025 ACT Units
Maximum Offering Amount: $1,522,500 [1]
Offering Price of $2.50 Per Unit [2]:

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). An affiliate of the Intermediary has also been engaged to provide marketing services associated with the Offering. The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities, while its affiliate will receive monthly service fees. The purchasers of the securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. For any unaccepted investors, you may cancel an investment commitment until up to 48 hours prior to November 20, 2025 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary; however once you are accepted by the Company you cannot cancel your investment. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Units at any time for any reason.

Investors will be required to pay an Investor Processing Fee of 1.5% not to exceed $500 per investment to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee. For the entire offering, it is not expected that the Investor Processing Fee will exceed $22,500.

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[1] Certain investors in this offering may be eligible to be issued additional Units ("Bonus Units") based upon such investor's investment level and/or the timing of such investor's subscription for Units. In such a case, the Company will issue more than 600,000 Units, as recipients of Bonus Units will purchase Units at an effective cash price lower than the applicable price per Unit. See the "Ownership And Capital Structure – Perks" section of this Offering Memorandum for further details on how investors can qualify for Bonus Units.

[2] The Offering Price per Unit in this offering will change depending on the date the Units are purchased.

DIRECTORS OF THE COMPANY

For each **DIRECTOR** of World Tree USA, LLC

4. Provide the following information about each **DIRECTOR** (and any persons occupying a similar status or performing a similar function) of the Issuer:

Director	Principal Occupation	Main Employer	Year Joined As Director
Douglas Willmore	CEO, Co-Chairman	World Tree	2019
Wendy Burton	Founder, Co-Chairman	Self-employed	2015
Catherine Key	Co-Founder	Melting Point Media	2016
Allan English	Former Founder/CEO	Silver Chef	2021
Filippo Bozotti	Co-Founder	Tribewanted Ltd.	2021
Todd Fein	CEO	Green Diamond	2021
Chris Wedding	Executive in Residence	Duke University	2021

For three years of business experience, refer to bios of each Director below:

Douglas Willmore	Doug Willmore has over five years of experience leading World Tree, bringing a wealth of expertise from both the public and private sectors. Under his leadership, World Tree has expanded its impact in sustainable forestry, carbon sequestration, and regenerative agriculture. Before joining World Tree, Doug served as City Manager of Rancho Palos Verdes, CA, and previously led the financial turnaround of the City of Bell, CA, restoring its fiscal health after a major governance scandal. As Chief Administrative Officer of Salt Lake County, UT, he managed over 4,000 employees and an $800M budget, navigating the 2008 financial crisis while increasing efficiency and infrastructure investment. In the private sector, Doug was CEO and a principal shareholder of a research pathology lab, growing it from $1.2M to $22.2M in revenue before its successful sale. He also worked with USAID in Central America and has been a sought-after consultant for Fortune 100 companies. Doug holds a BS in Public Administration from George Mason University and a Master's in Public Administration from the University of Utah.
Wendy Burton	Wendy Burton, Founder and Chairman of World Tree Technologies, Inc., has dedicated over 24 years to the Empress Splendor tree and its role in sustainable forestry. Since founding World Tree in 2002, she has

	championed the regeneration of forests and the fight against climate change through plantation-based timber. Wendy's expertise stems from hands-on experience including planting thousands of trees, managing large-scale plantations, and pioneering best practices for Empress Splendor cultivation. Her work has attracted partnerships with industry leaders, including Fender Guitars and led to World Tree's first lumber warehouse. A passionate advocate for environmental stewardship, Wendy has shared her vision through media appearances, including *60 Minutes* and *Family and Home*. Originally from Canada, her goal is to inspire future generations to plant trees and protect the planet.
Catherine Key	Dr. Catherine (Cathy) Key is the creator of the Eco-Tree Program and served as President of World Tree until February 2025. Since 2015, she has worked extensively with the Empress Splendor tree (*Paulownia*), overseeing operations across five countries, including tissue labs, nurseries, and farmer networks. She played a key role in developing audit processes, diversifying supply chains, and managing biological assets, while also leading the Company's agroforestry investment offerings. With a PhD in Anthropology specializing in the economics of cooperation, Cathy brings a unique blend of research, business, and investment expertise. Before World Tree, she founded and ran a successful software company, working with major organizations like Telus, McGill University, and Johnson & Johnson. She previously lectured at University College London and was an early pioneer in online education. A passionate advocate for environmental and social impact, Cathy has spoken at conferences such as the Social Finance Forum and Sustainatopia and has advised mission-driven businesses. She remains committed to creating innovative solutions that benefit people and the planet.
Allan English	Allan English founded Silver Chef Limited in 1986, growing it into a publicly listed, B-Corp-certified company providing equipment funding for small and medium-sized businesses in Australia, New Zealand, and Canada. In 2010, he established the English Family Foundation, donating over 50% of family shares to drive social impact. Through this initiative, Silver Chef helped fund 1.5 million people out of poverty by 2019. A recognized leader in business and philanthropy, Allan has received numerous awards, including Queensland Entrepreneur of the Year (2006), Australian Philanthropy Leader of the Year (2014), and inclusion in the Australian Financial Review's *21 True Leaders* (2017). He was appointed a Member of the Order of Australia in 2020. Allan has served on boards including The School of Social Entrepreneurs and The Funding Network and currently sits on the advisory board for the Australian Centre for Philanthropy and Nonprofit Studies and the impact

	investment fund ImpaQt Queensland. He and his wife live in Brisbane and enjoy traveling to visit their three grown children.
Filippo Bozotti	Born in Milan, Italy, with a degree from Boston University, Filippo Bozotti is the co-founder of Tribewanted Ltd (tribewanted.com), developing sustainable communities for eco-tourism in Fiji (2007-2012), and Sierra Leone (2010-2015). Both projects were handed back to the local community after five years, and Filippo founded Tribewanted Monestevole in Umbria, Italy (2013-present), retrofitting a 15th century borgo into a sustainable hamlet and farm. Monestevole welcomes dozens of school groups and retreats every year, offering a fully immersive sustainable experience. Prior to Tribewanted, Filippo worked as a documentary film producer in New York and was a founding partner of Shine On Sierra Leone, a non-profit operating in healthcare, education and microfinance in Sierra Leone. In Italy, Filippo is a partner in Italia che Cambia (Italiachecambia.org), a newspaper that focuses on positive news, which counts over 200,000 unique readers a month. As a youth, Filippo lived in France and Switzerland before moving to Boston; he is fluent in Italian, English and French. His passions are sustainable living and social activism; his hobbies are horse riding, permaculture and traveling to off-the-beaten-path locations. He lives in Monestevole, Umbria, Italy with his wife and daughter.
Todd Fein	Todd Fein is a visionary executive with 25 years of experience in management consulting, technology, and sustainability. As CEO of Green Diamond, he helps corporations and government agencies achieve maximum, sustainable performance. He also serves on the Board of the World Future Society, speaks globally, and has been featured in Forbes. Todd has led pioneering sustainability initiatives for ExxonMobil, the SEC's Public Company Accounting Oversight Board, and the S&P ESG team behind the original Newsweek Green Rankings. He played a key role in launching the Greening Diplomacy Initiative under Secretary of State Clinton and later served as a Franklin Fellow at the U.S. State Department, defining sustainability for its $50 billion global real estate portfolio. Prior to Green Diamond, Todd co-founded and led CadenceQuest, driving analytics for clients like Walmart, CVS, and the U.S. House of Representatives. He also helped launch Cvent, now a global leader in event management technology, and was a Manager at AMS (now CGI), co-inventing TEMPO, a groundbreaking environmental data management system. Todd holds a Systems Science Engineering degree from the University of Pennsylvania and an Economics degree from Wharton, specializing in finance and investment.
Chris Wedding	Dr. Chris Wedding is a seasoned investor, professor, startup founder, investment banker, and executive coach with over $1 billion in investment experience and 40,000+ professionals taught. His expertise spans climate

	tech, renewable energy, ESG investing, corporate sustainability, and green real estate.
	He is the Founder of Entrepreneurs for Impact, an executive coaching program for climate CEOs, and Managing Director of IronOak Energy Capital, an investment banking firm focused on energy and environmental solutions. He also holds faculty roles at Duke University and UNC-Chapel Hill and was previously a Director and Senior Advisor at Cherokee Investment Partners, a private equity firm that raised over $2 billion and backed 150+ startups. Chris has worked in 20+ countries and speaks Spanish, Japanese, and Creole. A frequent speaker at energy and finance conferences, he also shares insights on climate finance, leadership, and impact investing through his ZERO newsletterand CLIMATE CHANGE INVESTMENT BRIEF. He holds a BS summa cum laude in Environmental Science from Western Kentucky University and an MS and PhD in real estate and energy strategy from UNC. He lives in Chapel Hill, North Carolina, with his wife and three children.

OFFICERS OF THE COMPANY

<u>For each **OFFICER** of World Tree USA, LLC</u>

5. Provide the following information about each **officer** (and any persons occupying a similar status or performing a similar function) of the Issuer.

Officer	Positions Held	Year Joined
Douglas Willmore	CEO	2019
Nathan Donohoe	CFO	2024
Drake Swezey	COO	2023

For three years of business experience, refer to bios of each Officer below:

Douglas Willmore	Doug Willmore has served as the Company's full time CEO from 2019 to present. <u>See full bio above.</u>
Nathan Donohoe	Nathan Donohoe started his career in Los Angeles running Jeremy Garelick's production company, producing the feature film *Wedding Ringer* and acquiring properties to develop into television and film. From 2008 to 2014, he served as Director of Production at Twin Padres Productions. In 2014, Nathan transitioned into finance and operations, taking on the role of Business Manager at Gerber & Co LLP until 2015. He then founded his own business management firm, Donohoe Financial, in 2018, where he continues to serve as President, offering fractional CFO services to top clients across design, entertainment, health care, and manufacturing sectors. In 2024, Nathan joined World Tree as Chief Financial Officer, leveraging his financial expertise to support mission-driven growth and strategic execution. Former clients include WorkingNation, a media outlet focused on structural unemployment in the US founded by Art Bilger, a founding partner of Apollo Advisors. Nathan holds a Bachelor of Business Administration in Accounting (2002–2006) and a Master of Science in Marketing (2006–2007) from Texas A&M University's Mays Business School.
Drake Swezey	Drake Swezey joined World Tree in October 2022 as Director of Business Operations and was promoted to Chief Operating Officer in June 2023, where he has served full-time since. He is an operations specialist focused on regenerative agroforestry and natural resource management. With a background in both farming

	and business, he excels at bridging these worlds to create impactful, sustainable solutions. He believes strong relationships are key to success in both business and life.
	Prior to joining World Tree, Drake worked as a Special Projects Graduate Intern at Urban Villages (May–October 2022), and served as a Board Fellow for the Ocean Friendly Farmers Program at the Inland Ocean Coalition (February–May 2022). His earlier career includes working as a Facilities Coordinator at Hines @ Facebook (2020–2021) and as a Regenerative Ranching Apprentice at TomKat Ranch (2018–2019).
	Drake holds a Bachelor of Science in Environmental Studies from Santa Clara University (2011–2015) and an MBA from the University of Colorado Boulder – Leeds School of Business (2021–2023).

PRINCIPAL SECURITY HOLDERS

6. The following is a list, as of April 30, 2025, of the beneficial owners of 20% or more of the Issuer's outstanding voting equity securities calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
World Tree Technologies, Inc.	10,000 Class B Voting Units	100%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. A detailed description of the business of the Issuer and the anticipated business plan of the Issuer is as follows:

The Company

World Tree USA, LLC was formed as a limited liability company under the laws of the state of Nevada on June 3, 2015. The Company was originally formed with the name World Tree COP 2015, LLC. On September 19, 2016, the company amended its Articles of Organization to change its name to World Tree COP USA, LLC. On April 24, 2019, the Company amended its Articles of Organization to change its name to World Tree USA, LLC. The Company's address is 2447 Pacific Coast Hwy, 2nd Floor, Hermosa Beach, CA 90254.

The Eco-Tree Program

The Company's conducts its primary business through the Eco-Tree Program. The Eco-Tree Program leverages the fast growth rate of the Empress Splendor tree to maximize the economic and environmental benefits of agroforestry, while providing investors the opportunity to participate in an eco-friendly timber investment.

The Manager

Operations of the Company are directed by its Manager, World Tree Technologies, Inc., a Nevada corporation organized on January 16, 2002. The following is a diagram of the organizational structure:



Other World Tree Programs

The Eco-Tree Program was initially launched in 2015 in Canada, by a related entity, World Tree COP, Inc., which has planted approximately 1,325 acres of ES Trees on behalf of its investors.

While the Company, the Manager, and World Tree COP, Inc. share management, they remain independent entities. As of the date of this Form C, World Tree COP Inc. and the Company share farm locations relating to the 2016 offering and the 2018 offering in order to maximize diversification of farms, reduce risk for each company and minimize costs.

Business Objectives

The Company is committed to the following goals:

A. To promote the planting and Harvest of the Empress Splendor tree as a powerful way to impact the climate crisis, to regenerate the soil and to meet the world's growing demand for lumber.

B. To create robust returns for Unit Holders and Farmers.

C. To provide new opportunities to Farmers within the field of ES Tree agroforestry.

D. To restore Earth's natural ecology, creating a legacy for future generations in a way that is environmentally and economically sustainable.

E. To validate Empress-based forestry as more sustainable and more profitable than the current dominant models of commercial forestry.

Distribution of Profits

With the proceeds of this Offering, the Company will acquire Startlings to be planted and cultivated by Farmers throughout North and Latin America. Startlings require 6-9 months propagation in the nursery before planting and are planted during the ideal growing season at vetted farms. Planting will occur 6-24 months following the close of the Offering.

The Startlings mature into ES Trees and are ready for Harvest and sale in approximately eight to twelve years after planting. Harvest, sale, and distributions relating to the ES Trees may happen over a number of seasons, depending upon the maturity of the ES Trees and a number of other factors.

Gross Profits refers to any revenue from the Harvest and sale of the ES Trees minus Harvest costs, if any.

Any Gross Profits from the Harvest and sale of the ES Trees will be distributed 50% to the Farmers. The Company will then distribute 20% of Gross Profits to the Manager and 30% pro-rata to Unit Holders. Following the final distribution resulting from the Harvest and sale of the ES Trees, the Units will be retired, and Unit Holders will have no further rights to profits and losses of the Company. Unit Holders do not receive any share of Gross Profits from the sale of lumber for future harvests, if any.

THE EMPRESS SPLENDOR TREE

Meeting the demand for sustainable lumber

The world's growing appetite for wood and paper products is outstripping the supply of trees. The World Bank forecasts that global demand for lumber will quadruple by 2050, yet the supply of wood is decreasing.

Our natural forests are being cut down at a completely unsustainable rate. This includes irreplaceable native temperate, tropical and boreal forests, the "lungs of the planet" and the earth's largest terrestrial carbon sinks.

A third of the world's tree species, including popular hardwoods such as red cedar, are threatened with extinction. (Source: State of the World's Trees, Sept 2021)

The Company is meeting the surge in demand for sustainably sourced hardwood lumber through the development of tree farms based on the Empress Splendor tree.

The Empress Splendor

The Empress Splendor (botanical name *Paulownia fortunei* and *Paulownia elongata*) is an extremely high growth rate hardwood tree. The growth rate is fueled by highly efficient form of photosynthesis.

Ostrom Climate, a leading provider of carbon management solutions, has confirmed that World Tree's Empress Splendor tree is one of the fastest-growing trees on the planet. While most trees take 20-50 years to reach harvest age, the Empress tree matures in just 8-12 years.

A study commissioned by the United States Department of Agriculture Forest Service reports:

"Rapid growth, favorable wood properties and silvical characteristics of some species make Paulownia desirable for many commercial forest products including timber."[3] -

They continue to say*:*

"Because Paulownia can grow rapidly to commercial size and growth is substantially enhanced by management activities such as coppicing and fertilization, irrigation, agrocropping, and pruning, its cultivation is particularly well suited for short-rotation silviculture (less than 20 years) by small landowners willing to invest in cultural treatments"

Characteristics of the ES Tree include:

- Fast growing time: can grow 10-20 feet in first year and 5-10 feet per year thereafter (depending on growing conditions)[4]
- Timber varieties reach a height of 50-70 feet
- Non-invasive deep tri-tap root system[5]

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[3] https://link.springer.com/article/10.1007/s11676-019-01021-9
[4] http://www.permaship.org/Home/permaculture-concepts/paulownia-overview; or)
[5] https://www.tfljournal.org/article.php?story=20080418100402327

- Natural built-in fire retardant [6]
- Ready for harvest within 8-12 years (depending on climate)[7]
- Regenerates up to 7 times from a single root system[8]

Paulownia Origins

Paulownia is native to China and is considered an introduced species in North America[9]. However, the oldest fossils of *Paulownia* leaves have been found in Washington state, U.S.[10.] Dated at around 40,000 years before present, the leaves were positively identified by Dr. Charles J. Smily as *Paulownia*. He asserts that the tree became extinct in North America due to glaciation in the later ice ages. The tree was re-introduced to North America around 200 years ago.

Paulownia and Non-Invasiveness

There are many varieties of *Paulownia*. The Company grows *Paulownia fortunei* and *Paulownia elongata* varieties that are considered non-invasive species. The American Paulownia Association disputes the inclusion of any variety of *Paulownia* on the invasive species list[11]. The seeds from these species "rarely, if ever, germinate" in wildlands and "when they do germinate, they rarely survive more than a year".[12]

The management of the Company's Farms further reduces risks associated with invasiveness. The Manager engages in an intensive silviculture management regime in partnership with its Farmers and to date Farmers have not experienced any signs of invasiveness. The trees produce a shady canopy which is not conducive to seedling growth. Mid-successional vegetation (grass, weeds, brush, etc.) in and around the farms creates unsuitable conditions for natural propagation of new ES Trees, as clearly identified in scientific literature.[13]

Carbon Sequestration

Empress Splendor trees are highly effective at absorbing carbon, drawing down around 10 times as much carbon as a pine tree. Ostrom Climate concluded World Tree's Empress Splendor trees can absorb between 15-30 $tCO2_e$ per acre.

Carbon emissions are widely recognized as one of the most significant factors in global warming. Planting trees on degraded farmland and intercropping with other plants helps to mitigate global warming through carbon drawdown and provides other environmental benefits[14]. The Empress

[6] https://www.researchgate.net/publication/36431424_Flame_retardancy_of_paulownia_wood_and_its_mechanism
[7] https://energia.bio/wordpress/wp-content/uploads/2019/10/PaulowniaBooklet.pdf
[8] https://paulowniamp.files.wordpress.com/2010/05/paulownia-in-china.pdf
[9] https://www.invasivespeciesinfo.gov/terrestrial/plants/princess-tree
[10] Smiley, Charles J. (February 1961). "A Record of Paulownia in the Tertiary of North America". American Journal of Botany. 48 (2): 175–179. doi:10.2307/2439100. JSTOR 2439100
[11] http://worldtree.eco/files/Paulownia_noninvasive_APA.pdf
[12] Hyatt, Laura A. 1999. Differences between seed bank composition and field recruitment in a temperate zone deciduous forest. The American Midland Naturalist. 142(1): 31-38. [72109]
[13] Remaley, Tom, 2005
14   https://www.drawdown.org/solutions/table-of-solutions

Splendor uses a very efficient form of photosynthesis which makes it a particularly powerful conduit for carbon drawdown.

The USDA, National Agroforestry Sector is also a supporter of agroforestry: *"Agroforestry is an appealing option for sequestering carbon on agricultural lands because it can sequester significant amounts of carbon while leaving the bulk of the land in agricultural production. Simultaneously, it can help landowners and society address many other issues facing these lands, such as economic diversification, biodiversity, and water quality."*[15]

Paul Hawken, editor of New York Times bestseller*, Drawdown: The Most Comprehensive Plan Ever Proposed to Reverse Global Warming,* makes the case even clearer: *"As of 2014, 709 million acres of land were used for afforestation. Establishing timber plantations on an additional 204 million acres of marginal lands can sequester 18.1 gigatons of carbon dioxide by 2050. The use of marginal lands for afforestation also indirectly avoids deforestation that otherwise would be done in the conventional system. At a cost of $29 billion to implement, this additional area of timber plantations could produce a net profit for landowners of over $392 billion by 2050."*

More information about the wide-ranging environmental and social benefits of the Empress Splendor is available in World Tree's 2025 Impact Report.

EMPRESS SPLENDOR LUMBER

Known as the 'aluminum of lumber', the Empress Splendor produces wood with the highest strength-to-weight ratio of any tree. The demand in Asia, combined with the largely unexplored North American market, represent a significant timber marketing opportunity, especially considering recent consumer shifts to sustainable products.

Empress Splendor lumber is characterized as being a blonde, lightweight, straight-grained timber which has low shrinkage, air dries quickly, and does not easily warp, crack or deform.[16]

Lumber properties include:

- Lightest commercial wood grown in the United States

- Almost 1/3 the weight of oak and half the weight of pine

- Very high strength to weight ratio

- Easily peeled for veneer in 1/16 - 1/32-inch thickness

- Easily worked and resists cracking and splitting

- Perfect for close-tolerance cabinetry, fine furniture and joinery

- Accepts all normal finishing materials and bonds well with glue

- Air-dries in as little as 30 days and kiln dries in as little as a few days

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15   https://www.srs.fs.usda.gov/pubs/ja/ja_schoeneberger002.pdf

[16] https://www.wood-database.com/paulownia/ andhttps://www.wood-database.com/wood-articles/ten-best-woods-youve-never-heard/

- Remains stable during changes in humidity

- Experiences less shrinkage and expansion than most other woods

- Highly durable and resists decay under non-ground contact conditions

- A very good insulator with twice the R-value as pine or oak; perfect for log homes

- Insect and fire resistant

- Ignition temperature of approximately 420 degrees Celsius (other hardwoods ignite at approximately 220-225 degrees Celsius)

Lumber: **Technical Specifications**

Density:
Density @10% moisture content: 14.37 – 18.75 lbs./cuft
Density @ oven dried: 17.11 lbs./cu ft

Chemical Composition:
Alpha-Cellulose content: 40.72%; 38.50%-41.46%
Pentosan: 24.78%; 20.56%-25.35%
Lignin content: 20.87%; 21.24%-24.28%
Leaves: ursolic acid, $C_{30}H_{48}O_3$; matteucinol, $C_{18}H_{18}O_5$ Xylem: Paulownium, $C_{20}H_{18}O_7@CH_3OH$; d-Sesamin
Bark: syringin, $C_{17}H_{24}O_9@H_2O$; Catapinoside

Bending & Compression Properties:
Modulus of rupture (mor): 5420-5740 psi
Modulus of elasticity (moe) x 10 to 6th: 0.735-0.758 psi Compression parallel to grain: 2800-3560 psi
Compression perpendicular to grain: 300-440 psi
Shear parallel to grain: 800-1150 psi
BTU (British thermal unit)
7600-8400 per pound

Hardness:
Janka Hardness Scale: 260-300
Shrinkage Coefficient (%)
Specific gravity: 0.251 - 0.274 (23 to 30% of the density of water) Specific gravity @ 10% MC: 0.265
Radial: 1.1 - 2.7
Tangential: 2.1 – 4.9
Green to Oven Dry: 5.9

Moisture Absorption:
(92% Relative Humidity @ 20 degrees C)
1-day; 2-day; maximum
12%; 15%; 19%

EMPRESS SPLENDOR TREES AND FARMERS

Propagation

Empress Splendor trees belong to the genus *Paulownia*. There are nine or more species of *Paulownia*, each with varying characteristics: seeds, flower size and color, leaf shape and most importantly trunk growth and branching patterns.

Not all Paulownia are suitable for lumber production and even within a species there can be huge variations in genetic quality. The following factors are critical for proper plant selection:

- Optimizing for trunk volume and high growth
- Minimal forking and branching
- Matching genotype with the climate and soil profile
- Plant resiliency and use of multiple varieties
- Non-invasiveness

The Manager has its own exclusive collection of ES Startling genotypes used in the Eco-Tree Program. These genotypes have been researched for their performance over time in various locations, and have been selected for timber quality, growth speed, and favorable carbon sequestration as compared with other trees.

Empress seeds require near perfect conditions, both abiotic and biotic, to germinate and survive. For this reason, World Tree does not grow Empress Splendor startlings (i.e. seedlings) from seed. Plants are propagated in a sterile, laboratory environment under strict management protocols to ensure optimal growing conditions.

The Manager acquired and continues to acquire the exclusive propagation rights to premium timber genotypes. The Manager currently has a collection of over 20 cultivars, providing considerable quality, genetic diversity and the ability to plant in a variety of climate zones.

The Manager is propagating these varieties through laboratory and nursery facilities in multiple locations. The Company utilizes an extremely specific cultivation regime, using carefully selected genetics and protocols to ensure disease free, high performing, elite cultivars.

Specific Paulownia cultivars are selected after a review of the proposed planting site's biotic and abiotic factors to match the area's specific characteristics. The ability to work locally in each region reduces costs and provides flexibility in the supply chain.

The deliberate strategy of logistic diversification reduces transportation issues and costs. Working with different suppliers also provides flexibility and reduces dependence on any one facility or region.

Farmers and Planting

The Manager has developed extensive relationships with Farmers across the United States, Costa Rica, Guatemala, and Mexico. Farmers are selected based on a variety of factors including the geographic location of the proposed farm.

Farmers enter into a Crop Contracting Agreement with the Manager for at least 10 years.

The Manager has available staff to respond to Farmer inquiries throughout each year and contacts the Farmer at least twice per year to review the health of the ES Trees. The Manager visits the Farmers annually until the Manager is satisfied with the health and status of the ES Trees and the ability of the Farmer to follow the guidelines and protocols set forth in the Crop Contracting Agreement. The Farmers receive a detailed report following each annual inspection with recommendations for actions to improve the performance of the ES Trees.

The Manager provides Farmers with pruning instructions and a grower's guide. The Farmer website, grower's guide and pruning instructions are translated into Spanish for the benefit of Latin American Farmers.

Geographic location	World Tree selects Eco-Tree farmers using a rigorous screening process. Farm locations are assessed on the basis of temperature, rainfall, elevation and topography with a full walk through and soil testing performed. Farmers must demonstrate that their land is fully prepared for planting prior to any trees being sent to them.
Size and land cover	Minimum 10-20 acres of underutilized land with minimal to no tree cover, and which is not competitive with food production. This consists primarily of conversion of grazing lands (though grazing is compatible with Empress farms) or degraded agricultural lands.
Land feasibility	The geo-location is checked in a proprietary GIS system that has up-to-date information on land resources, climatic conditions, stock assets and control, agricultural inputs, growth yields, and many other data series are required for proper planning and management of land and biological assets.
Operational data	Targeted for collection and development, with the key objective for both to directly affect growth and monetization potential.

Planting locations

The Company plants Empress Splendor trees in diverse geographical areas to mitigate risks associated with adverse weather and disease.

Plantation locations are assessed on the basis of seasonal temperatures, average rainfall, elevation, soil type and the topography of the Land. Climate and other pertinent data are gathered from key real time data services and custom applications such as National Oceanic and Atmospheric Administration NOAA/NFMS (weather and climate), National Water Information System, U.S. Fish and Wildlife Services, U.S. Forest Service, Water Operations, and Remote Sensing (Sentinel 2, Ecostress, Lidar, Landsat). Soil classification data for the Company's sites is collected using the USDA's Web Soil Survey tool.

Soil: Ideal conditions for planting are a free draining, sandy loam soil with direct sunlight. ES Trees do not grow well in bottomland or wet soil, and it is recommended that the water table be deeper than 5 feet[17]. The ES Trees may require fertilizer depending on the local soil and climate.

Temperature: In North America, the recommended growing zones are 7-10 (see map below). To see substantial growth, summer temperatures of 70°F (21°C) and above for at least 5-6 months are optimal. ES Trees can withstand a low temperature of 0°F (-17°C) to -10°F (-23°C) for short periods of time and high temperatures up to 120°F (49°C). The trunks may be wrapped to help protect the tree.



Irrigation: ES Trees may require irrigation in the first few years while they establish their root system. Irrigation requirements depend on the area of planting and are assessed before a Farmer is accepted into the Eco-Tree Program. The Company is focusing its efforts on finding Farmers in zones with enough rainfall throughout the year to reduce irrigation demands. Farmers in drier areas are expected to irrigate.

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[17] https://energia.bio/wordpress/wp-content/uploads/2019/10/PaulowniaBooklet.pdf

Planting Regimes by Region

The Manager has planted ES Trees in 5 countries: Canada, Costa Rica, Guatemala, Mexico and the United States. There have been no new plantings in Canada since 2019, due to the comparatively short growing season which results in slower growing trees. In recent years, Guatemala has been subject to higher losses than other regions due to lower farmer engagement and supply chain issues. For this reason, we intend to limit the planting for this Series to our three most successful growing areas: Costa Rica, Mexico and the United States. However, we may still plant in Guatemala with farmers who have a proven track record of success from previous years.

The Manager has researched and tested various planting grids to determine optimal growing conditions for high quality lumber production. Planting protocols vary by region due as described here:

United States: Trees are typically planted on a 20ft x 20ft grid system (110 trees per acre) to allow optimum light for growth over the entire harvest cycle. Tree losses are assessed in the first two years and up to 30 trees per acre are provided to Farmers as replacements. In this region planting is restricted primarily to April and May, with a short (6 week) delivery window.

Costa Rica: Trees are often planted with food crops to provide shade or to provide opportunities for Silvopasture. Tree density may vary and averages 160 trees per acre. Planting season is from April to October.

Mexico: Trees are planted at 222 per acre to allow Farmers to qualify for government grants for assistance with maintenance. These grants (offered by the National Forestry Commission of Mexico and the Secretariat of Environment and Natural Resources) can be quite substantial and require a minimum density of 222 trees per acre. Planting can occur year-round. Trees are thinned to approximately 160 trees per acre around the third year after planting. Farmers are not provided replacement trees unless the cause was related to nursery stock or transport issues.

Guatemala: Guatemala farms utilize a variety of farming styles and are most similar to Costa Rica. The Manager allows Farmers some flexibility in planting regimes and planting can occur year-round. As discussed above, the Manager does not anticipate planting in Guatemala, however exceptions may made for growers with a proven track record.

Because in practice trees may be planted in a variety of ways depending on local conditions, the Company has set each acre in this Offering to mean 140 trees (an "ES Acre") regardless of the actual size of the parcel of land upon which the trees are planted.

The Manager reserves the right to change planting locations and protocols based on real time information on factors including but not limited to climate, availability of farmers, political environment, supply chain optimization.

Agroforestry Management

Tree susceptibility to pests or pathogens relies on two primary mechanisms: tolerance, reflecting a tree's ability to compensate for damage through sustained growth and reproduction levels; and resistance, reflecting a tree's ability to escape herbivory through phenological isolation, dissuading traits and limiting insect or pathogen performance.

The Company is continuously working to control abiotic factors that could affect Empress Splendor trees by increasing genetic variation and improving root architecture, anchorage, and stem properties related to windstorm and fire resistance. Tree size, bark thickness, tree architecture and vigor all play a role in a tree's survival capabilities. ES trees have an extraordinary capacity of sprouting very vigorously to survive and grow under adverse circumstances caused by fire, storms, insect attacks, etc.

The Manager continues to improve its training, workshops, webinars, growers' guide and operational management to apply the right silvicultural treatments at the right time, with the goal of mitigating risks, and improving growth performance and wood quality.

World Tree works closely with Farmers to apply appropriate site preparation techniques to improve afforestation and growth conditions. This includes water management (drainage and irrigation) and soil cultivation (plowing, harrowing, scarification, or mounding) when needed.

Tree Survival

Many factors can impact tree survival including, but not limited to: genetic material, quality of plants, transportation, site selection, soil profile, climate, weather events, pests, disease, tree maintenance, farmer engagement and farmer ability to carry out maintenance over the short, medium and long term.

Tree survival by Series has been improving each year due to a number of factors:

- Improved cultivars
- Improved soil mapping, testing and sampling
- A rigorous 39-point farmer approval process
- Improved nursery performance, monitoring and transport
- Increased field visits and shorter farmer feedback cycles
- Improved auditing

As the Company has grown in experience it has collected key data on the best growing practices. Challenges in the early years of the program have led to the development of new genotypes, growing

Protecting the Trees

World Tree employs a variety of strategies to reduce the risk of damage to its Empress Splendor
crops:

Diversification of farms and nurseries: Trees are planted across multiple farms thousands of miles apart to mitigate crop failure from weather events.

Monitoring: Farms are visited multiple times a year for data collection, monitoring and feedback to growers. World Tree uses forestry technology to monitor tree deliveries and measure tree performance.

Genotype Selection: World Tree has exclusive rights 20+ genotypes; selection is based on soil type and climate of the planting location.

Contingency of 25%: World Tree replaces up to 25% of tree losses on farms in the first two years of planting.

Education: Farmers are educated via grower's guides, webinars and onsite visits. Each farmer is visited in
person and receives written reports on corrective actions to improve tree performance.

Discussion of Prior Crop Performance

The Company currently manages ES Tree plantings on behalf of Unit Holders for the following Series: (i) Series A 2016; (ii) Series A 2018; (iii) Series A 2020; (iv) Series A 2021; (v) Series A 2022; and (vi) Series A 2023. Trees for the Series A 2024 are on order for planting. The following information is based on audit data as of December 31, 2024.

For each Series, the Company plants 110 trees per 2,000 Units issued, with up to 30 replacement trees. For the 2024 Series, this has been increased to 140 trees per 2,000 Units, with up to 45 replacement trees.

The table below summarizes tree survival rates and key metrics as reported in the February 2025 Annual Tree Series Reports. It is too early to report survival rates for the 2022, 2023, and 2024 Series.

Series Performance Summaries:

Series	Units Issued	Capital Raised	# Trees	Survival Rate	# Farms
2016	200,000	$130,000	10,866	12%	44
2018	1,187,152	$1,166,596	65,618	40%	48
2020	4,398,472	$5,964,830	242,965	57%	132
2021	3,665,139	$5,802,539	199,198	77%	89
2022	1,592,782	$2,730,142	87,603	97%	41
2023	605,173	$986,615	33,285	N/A	31
2024	1,116,738	$1,346,945	78,172	N/A	N/A

2016 Series:
This early Series faced challenges, particularly in Costa Rica, due to adverse weather and farmer disengagement. However, farms in Alabama, Georgia, and Northern Florida have shown promising results, with trees exceeding 50 feet in height. The focus is now on securing buyers for the anticipated 2027 harvest.

2018 Series:
Farms in Costa Rica and Mexico experienced significant early losses, which informed improved genotype selection and planting locations in subsequent Series. Guatemala and U.S. farms have shown stability. Of the original 48 growers, 26 remain active.

2020 Series:
The effects of the COVID-19 pandemic led to limited farm inspections and labor shortages, resulting in uneven tree performance, particularly in Costa Rica and Mexico. In Costa Rica, Fusarium fungus outbreaks required extensive treatment protocols, which many farmers successfully implemented. U.S. farms, mainly in Alabama, Georgia, and Northern Florida, have seen strong results, particularly where farmers adhered to best practices. Guatemala farms demonstrated excellent growth with a resilient cultivar identified for the region.

2021 Series:
Costa Rican farms are performing well, with low mortality and minimal pest issues, thanks to refined site selection and improved tree care protocols. Guatemalan farms, including both large-scale and smallholder operations, have shown exceptional commitment, implementing best practices. In Mexico, farms in Oaxaca and the south-central region have demonstrated impressive growth and low pest pressure. U.S. farms, particularly in Southern Alabama, South Georgia, and Northern Florida, are the most successful in this Series, benefiting from improved soil selection and farming practices.

2022 Series:
Tree planting is complete, with some farms still eligible for replacements. Mexico continues to demonstrate exceptional growth, with the south-central region proving ideal for Empress trees. Effective pest and disease management, along with collaboration with Mexico's National Forestry Commission (CONAFOR), has provided financial support to farmers, strengthening long-term sustainability.

2023 Series:
Most farms were planted in 2024 and remain eligible for replacements. Early results in Mexico indicate strong farm performance and committed farmers. U.S. farms, however, have shown inconsistent growth due to issues with one nursery, which impacted early-stage tree development. Fortunately, the affected trees have established strong root systems and are expected to rebound after coppicing in spring. Farmers will receive free replacements for any trees that fail to recover. Corrective measures have been implemented with nursery partners to prevent future issues.

ESTIMATED REVENUE PROJECTIONS

Potential returns depend upon the following factors: tree survival, lumber yield selling price of the lumber and harvest costs.

World Tree utilizes proprietary strains of Paulownia hybrids selected for lumber production, a planting density designed to maximize lumber production, and specialized silvicultural practices including coppicing and pruning to encourage rapid growth of clear, high-grade lumber. Our target yield is approximately 190 board feet (BF) per tree, or an average tree reaching a diameter of 18" and log-length of 16'.

Tree Survival also impact lumber yields and hence returns. The below table shows potential returns on 1 acre with varying survival rates of 50, 65 and 80 percent. The table assumes a sales price of $5.89 per board foot, harvest costs of $1.50 per board foot, and a yield of 190 board feet per tree.

Estimated distribution as impacted by tree survival

Trees / acre		140		140		140
Bf/tree		190		190		190
BFf/acre		26600		26600		26600
Survival		**50%**		**65%**		**80%**
Estimated yield per acre (bf)		13300		17290		21280
Average price /bf	$	5.89	$	5.89	$	5.89
Estimated revenue/acre	$	78,337	$	101,838	$	125,339
Estimated harvest costs	$	(19,950)	$	(25,935)	$	(31,920)
Gross proceeds	$	58,387	$	75,903	$	93,419
Farmer	$	29,194	$	37,952	$	46,710
Manager	$	11,677	$	15,181	$	18,684
Estimated distribution	$	**17,516**	$	**22,771**	$	**28,026**

The below graph shows the impact of survival on projected profits per acre planted. The following assumptions are used:

- 140 trees per acre planted
- 190 board feet per tree harvested
- Sales price of $5.89 per board foot
- Harvest costs of $1.50 per board foot



Harvesting the Lumber

Harvest costs range average at $1.50/bf. Before logging and saw-milling, all costs of the operation are examined in a detailed financial pro forma, and a timber cruise estimates the volume and grade of lumber available for Harvest.

Many factors such as the location of plantation, distance to dry kilns, hauling cost, and availability of labor may impact the final Harvest costs. Initial estimates of harvest costs were based upon the Manager's experience harvesting ES on three (3) Empress Splendor farms in Georgia and South Carolina between December 2018 and February 2019. This has since been supplemented with current market data, including harvests performed in 2023/2024 in Pennsylvania.

Third-party Harvest costs include, but are not limited to:

- Harvest Manager
- Timber Cruise
- Erosion and Sedimentation Control Plans and fees
- Property boundary demarcation
- Road access development
- Fire suppression
- Cut, skid, and haul
- Milling
- Kiln Drying
- Grading
- Packaging
- Warehousing
- Transportation

Lumber Pricing

World Tree forecasts an average sale price for the lumber of $5.89 per board foot. This price is formulated from a collection of sources including pricing for comparable lumber species, existing *Paulownia* pricing, our current sales to date and estimates from our team on how they plan to price ES Lumber by grade.

The price per board foot is determined by a number of factors. The quality of the lumber itself is an important factor and the Company sells in three main price brackets:

Grade 1 ($7.50 - $24/bf): High end appearance stock with no knots.
Grade 2 ($4.00 - $7.50/bf): Mid-grade, clear on 1 side, minor defects.
Grade 3 ($1.50-$3.50/bf): Low-grade fabrication stock with tight knots.

Empress lumber is competitively priced with many incumbent species for specific uses and grades, though its primary value proposition is in its high quality. Due to its unique performance attributes as a lightweight lumber resistant to water and warping, Empress lumber can generate cost and operational savings in the manufacturing process. Many markets are in search for sustainable, high-performance alternatives to traditional species due to their diminishing supply.

The sustainability of Empress Splendor will be key to its place and price in the market. You can see in the diagram opposite the relative sustainability and speed of growth of other comparable species. One in six tree species are at risk in the USA and among those are Redwood, Western Red Cedar and Ash.

To date, the Manager has:

- Sold 24,000 board feet of lumber
- Created a pipeline of 2,332,000 BFT/year predicted from our active customers once our supply builds
- Secured $6/BFT average price across our lumber grades

THE EMPRESS SPLENDOR LUMBER MARKET

The global lumber industry stands at a pivotal moment, influenced by a confluence of rising demand, climate change pressures and the increasing emphasis on sustainability.

Global lumber demand is forecasted to more than quadruple by 2050. Lumber remains an indispensable material in industries such as construction, furniture, and manufacturing. However, the sector is grappling with unprecedented challenges, including climate-induced tree loss, deforestation, and shifting consumer preferences toward environmentally friendly products.

With species such as ash, western red cedar and redwood threatened with extinction, there is an urgent need for new sources of timber. World Tree's Empress allows for the rapid production of farmed lumber to meet this demand.

World Tree is positioning itself to capture a significant share of a $170 billion wood market in the U.S. by introducing a new, sustainable hardwood.

Another source of future demand is related to the sustainable nature of wood products (when produced from sustainably managed farms or forests). Wood is renewable, recyclable and biodegradable and can be produced with less energy and carbon emissions than artificial materials such as steel and plastic.

Wood products make up 47% of all industrial raw materials manufactured in the U.S. and only consume 4% of the energy required to manufacture those materials.

The above-described market conditions, including anticipated growth in lumber demand, climate change induced shortages and growing demand for sustainably sourced timber, will make Empress lumber, sourced from sustainable tree farms, well-positioned to acquire market share within the global lumber market.

Market Highlights

- Global demand for lumber and other wood products is anticipated to quadruple over the next 30 years (World Bank).

- Growing supply shortages due to development and climate change are becoming worse with time, Empress is an excellent replacement for at-risk species.

- Versatile lumber with many applications across a range of industries that require performance characteristics such as lightweight and water and warping resistance.

- The North American market is undeveloped, creating an opening for a first mover sustainable lumber supplier.

- Sustainably grown timber that appeals to green businesses and consumers.

Threats to Lumber Supply

The lumber supply is under growing threat, impacting both companies and consumers. Alongside a shift in consumer preference toward sustainable alternatives, businesses are also grappling with shortages in the current wood supply. Hotter, drier climates weaken tree populations while simultaneously bolstering pest activity. Typically active during summer, pests now thrive for longer periods due to warmer winters, which extend their breeding seasons and increase their numbers. Additionally, heat stress compromises trees' natural defenses, making them more vulnerable to pests and diseases.

Climate change is affecting commercially known tree species including redwoods, western red cedar, and swamp ash. These are slow-growing species, taking 25-50 years to mature, and are under threat of extinction. Empress Splendor is fast-growing and sustainable substitute for these species.

"The impact of the spruce beetle is catastrophic. We're facing a lumber crisis that is affecting everything from construction to furniture manufacturing"
- Holzindustrie Schweighofer

"Wildfires have decimated our forests, reducing our lumber yield significantly. We're struggling to meet demand, and the market is experiencing severe supply constraints"
- Weyerhauser Company

"The pine beetle outbreak has severely disrupted our supply chain. We're seeing unprecedented shortages in pine lumber, which has driven prices to record highs"
- West Fraser Timber Co.

Species	Threats
Pine	Mountain pine beetle, drought, wildfires
Redwood	Wildfires and climate change
Spruce	Spruce bark beetle
Cedar	Cedar bark beetle and fungal afflictions
Birch	Bronze birch borers, leaf miners and aphids
Ash	Emerald ash borer

Market Appeal

Empress lumber appeals to a broad range of markets due to its unique blend of characteristics:

1. Light weight
Empress (*Paulownia*) wood is almost as light as balsa. At a dry density of around 260 kg/m3, Empress is lighter than most common timbers. Density comparisons are western red cedar (340), pine (500) and teak (750). Light weight reduces transportation costs. Ideal for furniture, blades for wind turbines and aircraft where weight matters.

2. High strength-to-weight ratio
Empress has a very high strength to weight ratio, useful in construction of materials where a lightweight yet strong wood is needed, such as board sports, boating, musical instruments, furniture, wind turbine blades, mobile homes, and aircraft.

3. Dimensional stability
Highly stable, the wood does not shrink, expand, or warp with changes in humidity compared to most other woods. The shrinkage co-efficient of Empress lumber is very low compared to most timbers being 0.094 radially, 0.268 tangentially and 0.362 in volume, giving the dried timber a high level of dimensional stability.

Excellent for furniture, doors and windows that require close tolerances that are stable despite changes in temperature and moisture.

4. Water resistant and buoyant
Empress is extremely buoyant and does not absorb water. It can be used for outdoor furniture, decking, surfboards, and boats.

5. Resistance to decay
Empress is highly resistant to insect attack and rot. Research indicates the timber to be unattractive to termites.

6. Hardness
The Janka hardness rating for Empress is low at 1.3 kN. Western red cedar is rated at 1.5 and Meranti 2.6. This makes Empress easy to work and mold. An epoxy resin or PU varnish would be required to harden up the finished surface for uses such as flooring.

7. Finishing
Blond wood that stains readily to create multiple finishes. The sap of Empress is not gum or resinous based, which means that finishing products and solvents can be applied without risk of negative chemical interactions. This ability to take finishes makes for a flexible product with a chameleon-like ability to mimic other woods in terms of look and finish.

8. Thermal insulation
With one of the lowest thermal conductivities for wood at just 0.07 Kcal/m/hr/Cdeg, Empress lumber has excellent heat insulation capability. It is one of the best heat insulating timbers and is far superior to brick, concrete or steel.

9. Fire resistance

With an auto ignition temperature of around 400ºC (most hardwoods around 220ºC) Empress is reported to have a flame spreading rate considerably below most building codes. This is extremely important for commercial applications such as bed frames and furniture.

10. Workability
A major feature of Empress lumber is its ease of working. All aspects of carpentry such as machining, nailing, screwing, gluing, sanding, sawing, and handling are very user friendly with no splinters, cracking or splitting and excellent take-up of glues and finishes.

11. Fine veneers
The softness, stability, and workability of the wood mean that it can be peeled to create paper thin veneers of less than 1mm thickness (compared to other woods which typically veneer to only 2 mm).

12. Dries quickly
Empress air dries in 30 days; can be kiln dried in hours at high temperatures with minimal shrinkage. Reduces costs of drying and storage at a mill.

MARKET USES

Empress lumber is well-suited for a variety of applications including furniture, construction, musical instruments, shipbuilding, cabinetry, molding and more. World Tree's focus is on meeting the demand for high quality, hardwood lumber for the North American market.

The Empress Splendor's attributes align well with these markets, offering a sustainable, high-quality alternative to traditional woods under growing environmental and regulatory scrutiny. As industries shift toward eco-friendly materials, Empress wood's rapid renewability, strength, and aesthetic appeal position it as a compelling solution.

Currently, Empress is being bought to make furniture, musical instruments, veneers, plywood and many other items. The following section describes the market size, with a focus on the U.S., and the characteristics of some of the top product segments into which Empress lumber may be sold.

1. **Veneers ($43.1 B Global market; CAGR 2.7%)**

    The characteristics of Empress make it well-positioned to excel within the veneer market as it can be peeled at a thickness of less than 1mm when most veneers are peeled at 2mm or above.

    The global veneer market was estimated to be valued at $43.1 B in 2025 and it is forecast to grow to over $56B by 2033 (Future Market Insights, 2024).

    This growth will primarily be driven by residential and commercial building construction, urbanization, and an increase in woodworking projects. Veneers are also seen as a more sustainable option than full wood construction and are able to be combined with other eco-friendly building material which should lead to increased demand in the coming years.

    The North American market constituted about 6.8% of the global market in 2020 equating to $2.2B. This is estimated to grow to $2.7B by 2030 for a CAGR of 4.3%.

    The North American market is anticipated to grow 1.2 times between 2020 and 2030 equating to incremental dollar opportunity of $524M and, according to the FMI Global Veneer Sheets 2020 report, the U.S. is considered a high opportunity country.

2. **Marine Industry ($20B US market; CAGR 5.3%)**

    Empress lumber's high strength to weight ratio and low density make it ideal for buoyancy sensitive marine applications as in boat construction.

    The global leisure boat market, which includes sailboats, jet boats, watercraft, etc. was valued at USD 42.30 billion in 2022 and is expected to grow at a compound annual growth rate (CAGR) of 5.3% from 2023 to 2030 (Grand View Research, 2024). The North American market constitutes 45% of the global market equating to $20B in 2025 (Fortune Business Insights, 2023).

Customer Spotlight: Impulse Trading Company

Impulse Trading Company is a wood distributor servicing the boat-building industry from Maryland to Georgia on the United States East Coast. Faced with supply change issues and increasing costs, they started testing World Tree's Empress lumber as a replacement for cedar. Their tests confirmed that Empress does not warp and has an incredibly high strength-to-weight ratio.

Impulse Trading is already gaining traction with Empress Splendor for its customers. To date, it has purchased 9,000 BFT from the Manager and has the potential to purchase up to 400,000 BFT/year.

"…the grain is beautiful, and it takes on any glue or finishes without fail." – Jack King, CEO, Impulse Trading

3. **Cabinetry ($21.5B US Market; 2.9% CAGR)**

    The global Cabinet Market size was estimated at USD 131.29 billion in 2024, and is expected to reach USD 165.67 billion by 2029, growing at a CAGR of 4.76% during the forecast period (2024-2029) (Mordor Intelligence, 2024).

    Demand for kitchen cabinets in the US is forecast to rise 2.9% annually to $20.9 billion in 2026. (Research and Markets, 2024).

    The cabinetry market is closely linked to residential construction and spending on single and multi-family homes. Therefore, the short-term anticipated growth in residential home construction and home-improvement projects due to an increase in the number of people working from home, should positively influence the cabinetry market.

4. **Furniture ($74.1B US market; 5.5% CAGR)**

    Empress lumber is incredibly lightweight, making it easy to handle and perfect for creating durable yet easy-to-move furniture. Its natural resistance to moisture and decay makes it ideal for indoor and outdoor use, ensuring longevity. The wood also has a smooth, fine grain that takes paint and stains beautifully, giving the furniture a polished, high-quality look.

    The US furniture wooden market will be valued at $74.1B in 2025 and is expected to grow at a CAGR of 5.5% from 2024 to 2038.

    Customer Spotlight: Voila! Creative Studio

    Voila! is a Los Angeles-based design studio specializing in sustainable design for furniture, artwork, and large-scale installations. They aim to create innovative, eco-friendly designs that blend aesthetics with environmental responsibility.

    World Tree first connected with Voila! in 2021, recognizing a shared commitment to sustainability. Seeking a reliable and renewable source of lumber, Voila! began testing

Empress wood to determine its suitability for their diverse applications. With its lightweight strength, smooth grain, and workability, Empress presented an opportunity to meet the company's creative and functional needs while aligning with its sustainability goals.

"We threw it around, banged on it with a hammer, and dunked it in water. It is a very steady wood. It doesn't bow and doesn't chip. Empress reduces the weight of my furniture by 30%. It is now the standard wood for my products, and World Tree is my supplier." - Katrien Van der Schueren, Owner

5. Board Sports ($10.8B market, 7.5% CAGR)

Empress lumber's high strength to weight ratio makes it ideal for the board sports product market which includes skis, surfboards, snowboards and more. Empress lumber is presently being sold for $18/bf for use as a surfboard core.

The US market for board sports was valued at $10.8B in 2025 and is estimated to grow to $18B by 2032, a CAGR of 7.5%. The US market accounts for the largest portion of the global market share.

6. Musical Instruments ($2.5B US market, 7.4% CAGR)

Empress wood is ideal for musical instruments due to its lightweight, which helps enhance resonance and tonal clarity. Its natural elasticity and ability to vibrate efficiently contribute to rich sound quality, especially in string and percussion instruments. The wood's fine, straight grain also provides excellent durability without compromising the instrument's overall performance.

The Company is gaining significant traction in the US guitar market. The US market for guitars will be worth $370M in 2025, with a CAGR of 5.8%, and will reach $700M in 2024.

Customer Spotlight: Allparts Music Corporation

Allparts® Music Corporation, founded in 1982 and based in Houston, Texas, is a premier distributor of guitar and bass parts. It serves a global clientele of retailers, builders, and musicians.

Allparts is using the Company's Empress Splendor as a fast-growing, lightweight, and sustainable alternative to swamp ash. After receiving wood samples, Allparts produced 200 prototype guitar bodies for testing. The results exceeded expectations, with the wood offering excellent resonance, a high strength-to-weight ratio, and remarkable lightness—qualities ideally suited for musical instruments.

In January 2025, Allparts introduced the Allparts Select Featherweight Models, a line of lightweight replacement bodies inspired by classic Fender® designs. These bodies feature a unique construction, combining a roasted Empress core with roasted swamp ash for the top and back. The hybrid design preserves the tonal qualities of swamp ash while significantly reducing weight. The result is a guitar body that is resonant, structurally stable and incredibly light.

"This Allparts Select "featherweight" Tele Custom inspired replacement body features a roasted paulownia core sandwiched between roasted Swamp Ash. This magical combination produces a body that is beautiful, resonant, structurally stable and shockingly light!" – Allparts website.

Works cited:

Fortune Business Insights, 2023, *Boats Market Size, Share & COVID-19 Impact Analysis, By Type (Inboard and Outboard), By Size (Below 20 Ft, 20 – 50 Ft, and More than 50 Ft), By End-User (Commercial and Recreational), By Propulsion (Electric, Conventional, and Others), By Hull (Wood, GRP, Aluminum, Steel, and Others), By Application (Fishing, Water Sports, Sailing, Tourism, Surveys, and Others), and Regional Forecasts, 2022-2029.*

"Home Furniture Market - Size, Share & Industry Analysis." *Home Furniture Market - Size, Share & Industry Analysis*, www.mordorintelligence.com/industry-reports/global-home-furniture-market. Accessed 15 Mar. 2024.

KBV Research, 2024, *North America Musical Instruments Market Size, Share & Industry Trends Analysis Report By Type (Stringed, Keyboard, Brass & Woodwind, and Percussion), By Distribution Channel, By Country and Growth Forecast, 2023 - 2030.*

Leisure Boat Market Size, Share & Trends Analysis Report By Type (New Leisure Boat, Used Leisure Boat), By Product (Motorized, Non-Motorized), By Region, And Segment Forecasts, 2023 - 2030.

Research and Markets, 2024, *Board Sports - Global Strategic Business Report.*

"Veneer Sheets Market Size Worth $64.26 Billion by 2033; Government's Initiatives towards Renovating Historical Places to Propel Growth." *GlobeNewswire News Room*, Brainy Insights Pvt. Ltd., 27 Feb. 2024, www.globenewswire.com/news-release/2024/02/27/2836335/0/en/Veneer-Sheets-Market-Size-Worth-64-26-Billion-by-2033-Government-s-Initiatives-Towards-Renovating-Historical-Places-to-Propel-Growth.html#:~:text=Increasing%20growth%20in%20the%20construction,growth%20in%20the%20period%20forecasted.&text=Newark%2C%20Feb.,USD%2064.26%20Billion%20by%202033.

Market Traction

The Manager has harvested 4 tree farms from independent growers in order to create an inventory from which to develop the market. The focus has been on boutique sales, requiring small volumes as the Company does not have enough supply to service larger orders.

Empress is a relatively new material in the North American market and the sales cycle includes extensive testing. Potential customers require 12-36 months for testing before proceeding to orders. The Manager sends potential customers sample packs to facilitate the testing process.

To date, 17 customers have made orders and many of these are making repeat orders. 11 companies are completing testing and are negotiating on pricing/supply and a further 43 companies are in the testing phase. Current customers include brand name guitar manufacturers, interior designers, furniture makers, boat builders and board surfboard manufacturers as described below.

Marine Applications

- Finalizing two major offtake agreements
- Strategic partnership with Impulse Trading and Budsin Boats (electric boat manufacturer)
- An exclusive agreement and established repeat orders for boat construction with the North Carolina Maritime Museum

Furniture

- Developing sustainable headboard prototypes for hospitality industry
- Engaged with multiple domestic furniture manufacturers including Voila Creative Studios
- Working with designers/consultants on sustainable workplace solutions

Board Sports

- Customer surfboard builder has used Empress Splendor to produce solid wood boards that are beautiful and appealing to luxury consumers
- This customer has a potential of up to 40,000 BFT/ year

Musical Instruments

- Partnership with high-end guitar makers and "Nashville Pro" musicians
- Successful launch with Allparts Music (240 guitar blanks)
- Secured Maximum Guitar Works as a regular customer
- Participated in the NAMM show in January 2025

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Units offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. There can be no assurance that the Company's business objectives will be achieved. The risks described in this section should not be considered an exhaustive list of the risks that prospective Investors should consider before purchasing the Units. Prospective Investors should obtain their own legal and tax advice prior to making an investment in this Offering and should be aware that an investment in this Offering may be exposed to other risks of an exceptional nature from time to time. The following considerations are among those that should be carefully evaluated before making an investment in this Offering.

Risks Related to the Company's Business

The Company has a limited operating history.
World Tree USA, LLC was formed on June 3, 2015. The Company has undertaken multiple rounds of financing and has directed the planting of Empress Splendor trees. None of those previous plantings have reached maturity for Harvest. As such, the Company's business model remains unproven, the Company has little experience on which to draw, and the Company does not have a proven track record on which an investor may evaluate the Company's business, performance or projections.

Investors will not be purchasing interests reflecting the entire operations of the Company.
Investors will be purchasing Units corresponding to the ES Trees. Specifically, Unit Holders will not share in the profits and losses of the Company generally, but only those profits and losses related to the specific Empress Splendor crop in which they have invested. In the event that the ES Trees is damaged or does not perform as expected, Investors may lose some or all of their investment notwithstanding the overall health and profitability of the Company as a whole or any other crop.

Potential income from Harvest of the ES Trees is dependent on multiple factors beyond the control of the Company.

Damage to standing ES Trees by fire or by insect or pest infestation, disease, prolonged drought, flooding, severe weather and other natural disasters may have a material adverse effect on the growth and survival of the ES Trees. Furthermore, weather conditions, timber growth cycles, access limitations, and availability of contract loggers and haulers may adversely affect the Company's ability to Harvest the ES Trees. Other changes in global climate conditions could intensify the severity and rate of occurrence of any one or more of the multiple risks the Company currently faces or introduce other risks that the Company cannot predict. Although damage from such causes is usually localized, affecting only a limited percentage of trees, there can be no assurance that any damage affecting the Company's crops will in fact be limited. As is common in the forest products industry, the Company does not maintain insurance coverage for damage to standing trees. Revenue from the ES Trees will be dependent to a significant extent on the pricing of the Company's lumber products and Company's ability to complete the Harvest. Therefore, if the Company were to be restricted from harvesting on a significant portion of ES Trees locations for a prolonged period of time, or if material damage to a significant portion of the ES Trees were to occur, Unit Holders may lose some or all of their investment.

Harvest activities are also subject to a number of federal, state and local regulations pertaining to the protection of fish, wildlife, water and other resources. Regulations, government agency policy and guidelines, and litigation, can restrict Harvest activities and increase costs. Examples include federal and state laws protecting threatened, endangered and "at-risk" species, harvesting and forestry road building activities that may be restricted under the U.S. Federal Clean Water Act, state forestry practices laws, laws protecting aboriginal rights, and other similar regulations.

There is currently no market for Empress Splendor lumber in North America and no guarantee that one will develop.
The market for Empress Splendor lumber in North America is unestablished. While other markets, such as the market in Asia, do exist, the Company's business plan relies on the development and expansion of the Empress Splendor lumber market in North America. If the Company is unable to develop the market, or if the market does not expand on its own, the Company may not be able to sell the ES Lumber at a profit, or at all, which would have an adverse effect on Unit value and return on an Investor's investment and may result in Unit Holders losing some or all of their investment.

The Company relies on the efforts of third-party Farmers to plant and care for ES Trees.
The Manager engages third-party Farmers from diverse locations to plant, grow and maintain the ES Trees paid for from proceeds of this Offering. Each Farmer's engagement is documented in a Crop Contracting Agreement between the Manager and such Farmer. Farmers must properly water, prune and care for the ES Trees throughout their growth cycle, and failure to do so could result in some or all of the ES Trees either dying or reducing the amount of ES Lumber harvested. A failure of Farmers to properly care for the ES Trees may have a material adverse effect on the value of the Units as well as profits to the Unit Holder upon Harvest.

The ES Crop could be affected by cultivation risks such as blight or pests.
Blight, caused by pathogens like fungi, bacteria, or viruses, can rapidly spread among trees, leading to damage or tree loss. Pests, including insects, can feed on trees, causing physical damage and reducing harvests. Farmers deploy strategies to mitigate these risks but a disruption in their operations due to blight or pests can have a negative impact on the ES Crop and our ability to deliver ES Lumber.

The Company may not deploy all Startlings acquired with the proceeds of this Offering.

The Company utilizes third-party Farmers to plant and care for the ES Trees. In the event that the Manager is unable to contract with Farmers with a sufficient amount of acreage, the Company may not be able to plant every ES Startling acquired with the Offering proceeds. The inability to plant all ES Trees acquired with the Offering proceeds would have a material adverse effect on the value of the Units and on overall return on investment in the Units.

The Company does not conduct active, on-site monitoring of Farmers.

While the Manager does undertake certain monitoring activities, it does not continuously monitor Farms or farming activity throughout the entire growth cycle of the ES Trees. There is no assurance that the Manager's monitoring activities will be effective. In the event that a Farmer fails to properly care for the ES Trees or otherwise defaults on the Crop Contracting Agreement, by the time the Company learns of such circumstances it may be too late for the Company to take corrective steps or instruct the Farmer to take corrective steps to protect the ES Trees. Any failure to timely take corrective measures to protect the ES Trees may have a material adverse effect on the value of the Units and on overall return on investment in the Units.

The Company may not be able to enforce its rights in the event of Farmer default.

If a Farmer defaults under the terms of a Crop Contracting Agreement, the Manager has the right to access the ES Trees grown by such Farmer for ongoing care and Harvest. However, there may be legal or logistical difficulties that prevent the Manager from accessing such ES Trees. In the event the Manager loses access to a stand of ES Trees, the Company may lose the opportunity to derive any profits from such ES Trees, which in turn may have a material adverse effect on the value of the Units and on overall return on investment in the Units.

Investors will be relying on the Manager to manage the ES Trees and achieve financial results.

The success of the ES Trees and ultimate return on investment in the Units, to a large extent, depend on the good faith, experience, ability and judgment of the Manager and its consultants and advisors. The Company's management team has limited experience relevant to managing an agroforestry company. Furthermore, in the event of the loss of one or more members of the management team, Investors will have to rely on the discretion and ability of the remaining members in choosing, contracting with, monitoring and supervising Farmers, and creating a market for Empress Splendor lumber. If the Manager fails to make appropriate decisions with respect to Company operations or loses the services of one or more key members of its management team, the Company's ability to operate may be negatively affected, and the ES Trees may suffer.

The Company's auditor has raised questions about its ability to continue as a going concern.

The Company has incurred losses since inception, does not have any revenue generating operations, and requires additional capital to fund operations. The Company's ability to continue as a going concern is dependent upon its ability to obtain capital financing from Investors in this and other offerings sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. In the event the Company cannot raise sufficient funds to support its ongoing obligations, the Company may cease operations, and Investors may lose some or all of their investment in the Units.

The Company has limited assets.

The Company has only nominal capitalization and no assets except as disclosed in its financial statements. As a result, recourse against the Company for any reason may be limited. In the

event the Company is subject to litigation, judgments or fines that it cannot fund, the Company may need to cease operations, and Investors may lose some or all of their investment in the Units.

The Company does not independently verify information obtained from third-party sources.
The Company relies upon certain data and information obtained from various third-party sources including industry information from government publications and publicly available third-party publications. The Company has not independently verified much of the data and information contained in third-party publications and reports, nor has the Company commissioned any third party to collect or verify third-party reports linked to or cited in this Form C. Data and information contained in third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods the Company would have used. In addition, these third-party sources generally indicate that the information contained in their reports is believed to be reliable, but do not guarantee the accuracy and completeness of any such information. To the extent World Tree relies on any such data and information, and such data and information proves false, the value of the Units and overall return on investment in the Units may suffer.

Risks Related to Doing Business in Foreign Jurisdictions

The Company may not be able to enforce its rights in all jurisdictions in which it operates.
The Company has substantial foreign operations and is subject to multiple risks associated with planting crops in foreign countries. The Company may not be able to enforce any of its rights, contractual or otherwise, in certain foreign jurisdictions, and the Company's management team lacks significant experience dealing with any such risks. These risks include but are not limited to:
- Political, social, and economic instability of each foreign jurisdiction in which the Company operates
- Fluctuations in currency exchange rates
- Fluctuations in, and regulatory uncertainty around, potential tariffs and import controls imposed by the US government and any other jurisdiction where the Company operates
- Compliance challenges due to different laws and regulatory environments
- Different legal status for property rights
- Logistical problems resulting from physical distance between the Manager and the ES Trees
- Cultural differences creating difficulties reaching agreements
- Difficulty obtaining and enforcing judgments in a foreign jurisdiction
- Subjection of the Company to litigation in foreign jurisdictions

Foreign operations may be conducted through affiliates.
Compliance with local laws and regulations outside of the United States and Canada may require the Company to operate through foreign affiliates, formed and existing under the laws of a foreign jurisdiction. In these cases, the ES Trees may need to be owned by such affiliates rather than the Company, which may negatively impact the flow of proceeds back to Unit Holders. Furthermore, the Manager may not be able to structure and manage such foreign affiliates to provide Unit Holders the same return as if the ES Trees were owned by the Company. The inability of the Manager to properly structure and manage its foreign affiliates may have a material adverse effect on the value of the Units and on overall return on investment in the Units.

Risks Related to Catastrophic Events

Catastrophic events may adversely affect the Company's business and the ES Trees.
The Company is subject to the risk of various catastrophic events, including but not limited to the occurrence of severe regional or local weather events or trends, flooding, major earthquakes, tornadoes, volcanic eruptions, fires, significant geopolitical conditions or developments such as significant international trade disputes, terrorist attacks, armed conflict, domestic political unrest and regional health epidemics or global health pandemics. Any one or more of these events or conditions, or other catastrophic events or developments, could adversely affect the ES Trees, the Company's ability to operate its businesses, and market demand for Empress Splendor lumber, and may result in Unit Holders losing some or all of their investment in the Units.

The effects on World Tree of the continuing economic disruption and uncertainty due to pandemics are uncertain.
In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus ("COVID-19") a global pandemic. In response, federal, state and local governments in the United States, as well as governments throughout the world, declared states of emergency and ordered preventative measures to contain and mitigate the spread of the virus. These measures, which have included stay home and similar mandates for individuals and closure or significant curtailment of many businesses, have caused significant economic disruption and uncertainty as well as disruption and volatility in global capital markets. Other pandemics may erupt in the future and the extent to which disruptions caused by such pandemics may affect World Tree's business, results of operations, cash flows and financial condition, as well as World Tree's ability to plant, grow and harvest ES Trees and capital allocation priorities, including the timing and amount of disbursements to Unit Holders, are therefore highly uncertain and will depend on future developments, which cannot be predicted with confidence. Such developments include, but are not limited to: the future rate of occurrence virulent diseases; continuation of or changes in governmental responses to disease outbreak, including without limitation the impact of any future vaccine mandates and testing requirements and employee and company contractor responses to such mandates and requirements; the duration of disease outbreak and consequential restrictions and business disruptions; the effectiveness of responsive government actions to contain and manage the disease; and the timing and effectiveness of treatment and testing options, including the ongoing efficacy and availability of vaccines.

To the extent global disease outbreaks or pandemics may adversely affect the Company's business and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section, or other risks of which the Company may not be currently aware.

Risks Related to the Company's Units

Our valuation and our offering price have been established internally and are difficult to assess.
The company has set the price of its Series A Eco-Tree 2025 ACT Units to $2.50 per Unit, plus a 1.5% Investor Transaction Fee, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for Units in our company accordingly. Valuations for companies at this stage are generally purely speculative.

Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.
The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation

There is no market for the Company's Units.
There is no secondary market for the Units, and Investors may have to hold their Units indefinitely. Investors should assume that they may not be able to liquidate their investment or be able to pledge their Units as collateral for an indefinite period of time. An investment should only be considered by those investors who are able to make a long-term investment and bear the economic risk of a complete loss of their investment.

The Units have no voting rights except as required under Nevada law.
The rights granted to Unit Holders are determined by the Operating Agreement and Unit Designation. Unit Holders do not have the right to vote on any matters affecting the business of the Company and have no right to take part in the control or management of the Company. Exclusive authority and responsibility for controlling and managing the Company rests with the Manager, and Unit Holders have little or no ability to direct the actions of the Manager, or to remove the Manager except for cause.

The Units feature limited economic rights to a specific crop of trees.
Unit Holders only have rights to share in the profits, losses and distributions, if any, from a specific crop of trees. There are many factors that could negatively impact the crop of ES Trees, and there is no guarantee that any of the trees in the ES Trees will survive to maturity, or, if surviving to maturity, will produce marketable lumber. In the event the ES Trees does not reach maturity or fails to produce marketable lumber, Unit Holders may lose some or all of their investment in the Units.

Investors may not be entitled to a jury trial with respect to claims arising under Offering Documents.
The Company's Offering Documents provide that parties to all legal proceedings (except for legal proceedings brought under the U.S. federal securities laws) arising out of such Offering Documents waive their right to a trial by jury. Unit Holders bringing claims against the Company in connection with the Offering may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a Unit Holder asserts a claim against the Company, such claim may be heard only by a judge or justice of the applicable trial court, and the resulting trial may be conducted according to different civil procedures and may result in different outcomes than a trial by jury, including results that could be less favorable to the Unit Holder.

Certain investors in this offering may pay a lower price per share and/or receive Bonus Units, both of which effectively gives those investors a discount on their investment. The Company has implemented a tiered-pricing structure in this offering for Units, whereby investors that purchase Units in this offering on or before January 10, 2024 will pay a lower price than investors that purchase Units after that date. Additionally, investors in this offering who meet

certain investment thresholds, or are existing investors at the time of their investment, are entitled to receive Bonus Units, which effectively gives them a discount on their investment. Therefore, investors who (i) invest after January 10, 2024; (ii) are not existing investors of the Company; and/or (iii) do not invest enough in this offering to receive Bonus Units, will pay the full price for the Units in this offering will be immediately diluted by investments made by investors entitled to receive the Bonus Units, who will effectively pay less per Unit. Investors may also suffer immediate dilution if they qualify for a lower tier of Bonus Units, if other investors qualify for greater Bonus Share incentives. Investors should review the "Ownership And Capital Structure – Perks" section of this Offering Memorandum for further details on how investors can qualify for Bonus Units, as well as for information on how the price per Unit in this offering will change.

THE OFFERING

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this Offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the Issuer intend to use the proceeds of this offering?

		Target Offering	Maximum Offering
	Capital Raised	$50,500.00	$1,522,500.00
	Selling Commissions & fees	($4,292.50)	($129,412.50)
	Offering Costs	($20,000.00)	($242,000.00)
	Net proceeds	$26,207.50	$1,151,087.50
A	Purchase of ES Trees & Shipping	$3,475.55	$152,653.18
B.	Tree Admin	$1,546.62	$67,930.67
C.	Performance Bonus	$1,007.91	$44,269.42
D.	Accounting & Financial	$1,424.97	$62,587.80
E.	Farmer Success	$5,875.55	$258,066.39
F.	Direct Farmer Assistance	$1,390.22	$61,061.27
G.	Marketing	$2,293.86	$100,751.10
H.	Management Fee	$3,562.44	$156,469.51
I.	Investor Relations	$938.40	$41,216.36
J.	Office	$868.89	$38,163.30
K.	Brokering the ES Lumber	$2,432.88	$106,857.23
L.	Legal	$955.78	$41,979.62
M.	Impact Reporting	$434.44	$19,081.65
	Total Net Use of Proceeds	$26,207.50	$1,151,087.50

* The Investor Processing Fees will generally be allocated to reduce the cost of Selling Commissions and Fees, but ultimately up to the discretion of the Company for use.

NOTES:

A. Purchase & Shipping of ES Trees: Approximately 185 ES Trees will be purchased by the Company for every 2,000 Units issued (this includes Bonus Units). ES Trees will be directly purchased from the Manager.

B. Tree Admin: Order staffing and administration fees paid to the Manager.

C. Performance Bonus: Incentives for improving tree performance.

D. Accounting & Financial Reporting: accounting, audits and reporting costs of World Tree USA, LLC.

E. Farmer Success: Covers Farmer support including Manager's travel to farms, and ongoing monitoring of ES Trees and Farmers, including periodic inventory of trees.

F. Direct Farmer Assistance: Covers the costs associated with providing direct support and assistance to farmers in the Program, including but not limited to, the provision of high-quality fertilizers and other essential resources necessary to ensure the optimal growth and health of the ES Trees.

G. Marketing: Marketing covers Manager's cost of promoting the properties of the ES Tree and ES Lumber. Marketing costs also include the costs of attracting Farmers, and the costs of a Farmer referral program.

H. Management Fee: A fee paid to the Manager for oversight and management of the Eco-Tree Program.

I. Investor Relations: Costs associated with communications to investors and reporting to investors and fees paid to the Company's stock registrar and transfer agent.

J. Office: Rent, phone, internet, office equipment and software.

K. Brokering the ES Lumber: Covers the cost of meeting and closing deals with prospective purchasers of the ES Lumber.

L. Legal: Legal costs not associated with the Offering. Farmer contracts and legal overhead in each region.

M. Impact Reporting: Costs related to establishing, verifying and reporting the environmental impact of the Eco-Tree Program.

11. How will the Issuer complete the transaction and deliver securities to the investors?

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third-party escrow agent meeting the requirements of Regulation CF ("Escrow Agent") until the Target Offering Amount has been met

or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

12. How can an investor cancel an investment commitment?

NOTE: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an

"accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

The following descriptions summarize important terms of our equity securities. This summary reflects the company's limited liability company operating agreement, as amended (the "Operating Agreement"), and does not purport to be complete and is qualified in its entirety by the such document. For a complete description of the company's equity securities, you should refer to our Operating Agreement and applicable provisions of the Nevada Limited Liability Company Act.

Priced Round. The per unit price is not based on any financial valuation of the Company, but rather on the proceeds required for the planting and care for the ES Trees to reach harvest.

The Company is offering up to a maximum of 862,069 Series A Eco-Tree 2025 ACT Units. These are non-voting interests in the profits generated upon the sale of ES Lumber. This number is based on the maximum number of Units should the Company sell all of its Series A Eco-Tree 2025 ACT Units at the "Super Early Price" and greatest number of Bonus Units, resulting in an effective price of $1.74/Unit. See "Perks" below for additional information.

Pre-money Valuation for Series A 2025 Units: $1,500,000

The pre-money valuation of the Series A Eco-Tree 2025 ACT Units is equal to the value of the budgets for all the activities related to the program. If the full amount of the offering is raised, the Company would receive up to $1,522,500 in gross proceeds (including the Investor Processing Fee) before expenses.

The campaign maximum is $1,522,500 and the campaign minimum (or Target Amount) is $50,500. Both of these are representative of Unit Sales of 600,000 and 20,000 respectively, at the price of $2.50, and the maximum Investor Processing fees that may be applied to all Unit sales.

The minimum Unit purchase is 500 Units. Assuming a price of $2.50 per Unit , and after adding in the Investor Processing Fee of 1.5%, this equates to a minimum investment amount of $1,268.75, which is only modified due to discount and/or perks offered during the applicable investment amount and/or period.

Dilution: The Units are non-dilutable. The Unit Holders aggregated together will share 30% pro-rata in the Gross Profits obtained from any Harvest and sale of ES Trees regardless of the number of Units issued.   Gross Profits means revenue from the Harvest and sale of the ES Trees minus Harvest costs, if any.

The Company may issue additional units within the Series A Eco-Tree 2025 ACT Units to meet the Company's objectives. However, it is important to clarify that for each issuance of additional units within this series, the Company will plant an applicable number of new trees.

Distributions: 30% of Gross Profits, shared pro-rata among the Series A Eco-Tree 2025 ACT Unit Holders, obtained from the Harvest and sale of ES Trees. Gross Profits means revenue from the Harvest and sale of the ES Trees minus Harvest costs, if any. Distributions are expected to begin in approximately 10 years.

Perks

The Company has implemented the following tiered-pricing structure for its Units in this offering, which will provide investors that invest by certain dates with a discount to the price per Unit compared to investors that purchase Units at a later date.

Time-Based Perks:

- 20% discount on the price (from $2.50 to $2.00), if investors send commitments from May 1 to May 30 2025.
- 12% discount on the price (from $2.50 to $2.20), if investors send commitments from May 31 to July 31 2025.

The Company is also offering the following Perks to certain eligible Investors in this offering in the form of Bonus Units. The eligibility requirements to receive Bonus Units, as well as the amount of Bonus Units for which investors may qualify, is summarized in the tables below.

Early Investor Bonus Units: Investors that invested in this offering between our initial launch on May 1 2025 and May 30 2025 may be eligible to receive the following amount of Bonus Units depending on the amount of their investment.

# of acres	Super Early Price	Investment Amount	Base # of Units	Bonus Units %	# of Bonus Units	Total Units	Effective Price per Unit
¼ acre	$2.00	$1,000	500	n/a	0	500	$2.00
1 acre	$2.00	$4,000	2,000	5%	100	2,100	$1.90
3 acres	$2.00	$12,000	6,000	10%	600	6,600	$1.82
5 acres	$2.00	$20,000	10,000	15%	1,500	11,500	$1.74

Investor Bonus Units: Investors that invested in this offering between May 31 and July 31 2025 may be eligible to receive the following amount of Bonus Units depending on the amount of their investment.

# of acres	Early Price	Investment Amount	Base # of Units	Bonus Units %	# of Bonus Units	Total Units	Effective Price per Unit
¼ acre	$2.20	$1,100	500	n/a	0	500	$2.20
1 acre	$2.20	$4,400	2,000	5%	100	2,100	$2.10

3 acres	$2.20	$13,200	6,000	10%	600	6,600	$2.00
5 acres	$2.20	$21,500	10,000	15%	1,500	11,500	$1.91

Final Investor Bonus Units: Investors that invest between August 1 2025 and the date this offering terminates (i.e. on or before November 20 2025) may be eligible to receive the following amount of Bonus Units depending on the amount of their investment.

# of acres	Regular Price	Investment Amount	Base # of Units	Bonus Units %	# of Bonus Units	Total Units	Effective Price per Unit
¼ acre	$2.50	$1,250	500	n/a	0	500	$2.50
1 acre	$2.50	$5,000	2,000	5%	100	2,100	$2.38
3 acres	$2.50	$15,000	6,000	10%	600	6,600	$2.27
5 acres	$2.50	$25,000	10,000	15%	1,500	11,000	$2.17

All time-based perks begins upon the date reflected above based on Pacific Time in the United State and concludes on the ending date reflected above at 11:59 pm PT (6:59 am UTC the next day (UTC+7)).

All Bonus Units:

- Are issued according to the tables above and are not stackable.
- Are of the same class with the same terms as the Units being Offered
- Apply to a single investment activity (not several investments over the Offering period)
- Will be issued at the conclusion of the Offering, unless otherwise determined by the Company, and are all triggered on the date/time of the signed subscription agreement received from an investor.

Investor Ancillary Fee

In connection with this Offering, Investors will be subject to an ancillary fee of 1.5% of their total investment amount. The ancillary fee will be assessed as a percentage of the aggregate investment amount. For example, an Investor purchasing $1,000 of securities will pay a $15 ancillary fee, while an investor purchasing $6,000 would pay a $90 ancillary fee. However, no Investor will pay an ancillary fee in excess of $500.00.

14. Do the securities offered have voting rights?   **No**

15. Are there any limitations on any voting or other rights identified above?
 Explain: **Not Applicable.**

16. How may the terms of the securities being offered be modified?

The terms of the Series A Eco-Tree 2025 ACT Units may only be modified by amendment to the Operating Agreement of the Company, which requires approval of the Manager, and the majority of holders of each unit designation for any change that would adversely change the rights of unit holders.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent of that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the Issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the Issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A ETP 2025 Units	N/A	122,000	No
Series A ETP 2024 ACT Units	N/A	214,062	No
Series A ETP 2024 Units	N/A	902,676	No
Series A ETP 2023 Units	N/A	37,000	No
Series A Eco-Tree 2023 ACT Units	N/A	158,532	No
Series A Eco-Tree 2023 CAN Units	N/A	177,967	No
Series A Eco-Tree 2023 Units	N/A	231,674	No
Series A SE 2022 Units	N/A	130,238	No
Series A ETP 2022 Units	N/A	276,989	No
Series A Eco-Tree 2022 CAN Units	N/A	71,353	No
Series A Eco-Tree 2022 ACT Units	N/A	161,701	No
Series A Eco-Tree 2022 Units	N/A	952,502	No
Series A Eco-Tree 2021 Units	N/A	2,964,265	No
Series A Eco-Tree 2021 ACT Units	N/A	638,434	No
Series A Eco-Tree 2021 CAN Units	N/A	62,440	No
Series A 2020 Eco-Tree Units	N/A	4,398,472	No

Series A 2018 COP Units	N/A	1,187,152	No
Series A 2016 COP Units	N/A	200,000	No
Series B Voting Units	N/A	10,000	Yes

Class of Security		Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	**None.**	
Options:	**None.**	
Other Rights:		

The securities do not reflect a voting equity position in the Company as a whole, but rather rights to share in the Gross Profits generated by a particular crop of ES Trees.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The securities being offered are non-voting units and may not be diluted. However, the securities being offered are materially limited and qualified by the rights of holders of the Series B voting units, as the Series B unit holders retain 100% of the Issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the Issuer?

None.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, Series B unit holders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions.

For example, the Series B Unitholders may change the terms of the Operating Agreement of the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The Series B Unitholders may make changes that affect the tax treatment of

the Company in ways that are unfavorable to Investors but favorable to the Series B Unitholders.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

    The securities have been valued internally on the best estimates of the Company to receive sufficient funding for the purchase, planting, management, and Harvest and sale of the ES Trees.

22. What are the risks to purchasers of the securities relating to minority ownership in the Issuer?

    An Investor in the Company will hold a non-voting position in the Company, and thus have no ability to control or influence the governance and operations of the Company.

    Material decisions about the Company may be made by the Manager without involvement of the investors in this Offering.

23. What are the risks to purchasers associated with corporate actions including:
    (i)   additional issuances of securities,
    (ii)   Issuer repurchases of securities,
    (iii)   a sale of the Issuer or of assets of the Issuer or
    (iv)   transactions with related parties?

    <u>Additional issuances of securities</u>. Following the Investor's investment in the Company, the Company may sell interests to additional investors. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

    <u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

    <u>Transactions with related parties</u>. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interests, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases

consistent with the duties of the management of the Company to its Unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the Issuer:

None.

25. What other exempt offerings has the Issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
Mar 2021 – Feb 2022	Regulation D, Rule 506(c)	Series A Eco-Tree 2021 Units	$4,631,897	General operations
Aug 2021 – Dec 2021	Reg CF	Series A Eco-Tree 2021 ACT Units	$1,026,694	General operations
Aug 2021 – Jan 2022	Other	Series A Eco-Tree 2021 CAN Units	$103,948	General operations
June 2022 – April 2023	Regulation D, Rule 506(c)	Series A Eco-Tree 2022 Units	$1,587,724	General operations
Aug 2022	Reg CF	Series A Eco-Tree 2022 ACT Units	$323,401	General operations
Dec 2022	Other	Series A Eco-Tree 2022 CAN Units	$131,770	General operations
Dec 2022 – March 2023	Regulation D, Rule 506(b)	Series A ETP 2022 Units	$432,655	General operations
Nov 2022 – Jan 2023	Reg CF	Series A SE 2022 Units	$254,592	General operations
June 2023 – Jan 2024	Regulation D, Rule 506(c)	Series A Eco-Tree 2023 Units	$370,099	General operations
Sept 2023 – Jan 2024	Other	Series A Eco-Tree 2023 CAN Units	$267,750	General operations
Dec 2023	Reg CF	Series A Eco-Tree 2023 ACT Units	$282,266	General operations
Feb 2024 – April 2024	Regulation D, Rule 506(b)	Series A ETP 2023 Units	$66,500	General operations
May 2024 – Jan 2025	Regulation D, Rule 506(b)	Series A ETP 2024 Units	$904,806	General operations
Aug 2024 – Feb 2025	Reg CF	Series A Eco-Tree 2024 ACT Units	$448,354.88	General operations
Mar 2025 – present	Regulation D, Rule 506(b)	Series A ETP 2025 Units	$71,400	General operations

26. Was or is the Issuer or any entities controlled by or under common control with the Issuer a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the Issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(i)   Any director or officer of the Issuer;

(ii)   Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(iii)   If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(iv)   Any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Yes, World Tree Technologies, Inc. is the Manager of the Company and holds all of the outstanding Series B Units of the Company. See Item 6 above.

In addition, Douglas Willmore, the CEO of World Tree Technologies has loaned World Tree Technologies Inc. $250,000. The loan carries an 8% interest rate.

FINANCIAL CONDITION OF THE ISSUER

27. Does the Issuer have an operating history? **Yes**

28. Describe the financial condition of the Issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This section of the report includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words such as: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. Actual results could differ materially from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth in this Form C.

All written and oral forward-looking statements made in connection with this Form C that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements, which apply only as of the date of this Form C. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

The following discussion relates to World Tree USA, LLC's financial condition and results of operations and includes audited financial data through December 31, 2024 and should be read in conjunction with our financial statements and the related notes included in this Form C. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Executive Overview and Outlook

World Tree USA, LLC was organized as a Nevada limited liability company in June 2015. World Tree implements regenerative agroforestry projects; simultaneously reversing climate change and making significant economic impacts for small farmers and investors. We focus on protecting old growth forests and infusing capital, resiliency, and a long-term future to small farmers across North and Central America. To this end, the Company is focused on promoting, planting, and harvesting the Empress Splendor tree through its Eco-Tree Program.

World Tree is built around a dynamic team of accomplished professionals and industry experts able to implement and execute leading edge planting programs at a rapid pace. We utilize the Empress Splendor (*Paulownia*) tree, the fastest growing tree in the world that consumes massive amounts of carbon, contributes significantly to soil health and resiliency, and pairs perfectly with multiple intercropping and silvopasture regimes.

The Company follows a closely defined business strategy to develop and increase global geographic diversification to reduce the Company's exposure to business and other risks.

2025 Eco-Tree Program

To date, the Company has raised a total of $71,400 in its 2025 Eco-Tree Program in exchange for the issuance of: 142,000 Series A ETP 2025 Units.



2025		Reg D	Reg S-Non Cash	Reg CF	Reg A	For services (in lieu of cash)	Total
	Units Issued	42,000	100,000-		-	-	142,000
	Capital Raised	$ 71,400	$ -	$	$ -	$ -	$ 71,400

2024 Eco-Tree Program

To date, the Company has raised a total of $1,350,231 in its 2024 Eco-Tree Program. In the fiscal year 2024, the Company raised $1,099,873 in gross proceeds in the exchange for the issuance of: 748,403 Series A ETP 2024 Units; 116,250 Series A Eco-Tree 2024 ACT Units. The remaining $250,358 in gross proceeds was raised in 2025 in exchange for the issuance of: 160,272 Series A ETP 2024 Units; 98,014 Series A Eco-Tree 2024 ACT Units.



2024		Reg D	Reg S-Non Cash	Reg CF	Reg A	For services (in lieu of cash)	Total
	Units Issued	518,675	390,000	214,264	-	-	1,122,939
	Capital Raised	$ 904,806	$ -	$ 445,425	$ -	$ -	$ 1,350,231

2023 Eco-Tree Program

The Company raised a total of $986,615 in its 2023 Eco-Tree Program. In fiscal year 2023, the Company raised $828,616 in gross proceeds in exchange for the issuance of: 181,148 Series A Eco-Tree 2023 Units; 158,532 Series A Eco-Tree 2023 ACT Units; 175,967 Series A Eco-Tree 2023 CAN Units. The remaining $157,999 in gross proceeds was raised in 2024 in exchange for the issuance of: 50,526 Series A Eco-Tree 2023 Units; 2,000 Series A Eco-Tree 2023 CAN Units; and 37,000 Series A ETP 2022 Units. The following table sets forth the details of the capital raised by the Company for the 2023 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2023	Units Issued	181,148	175,967	158,532			515,647
	Capital Raised	$282,100	$264,250	$282,266			$828,616
2022	Units Issued	87,526	2,000	-	-	-	89,526
	Capital Raised	$154,499	$3,500	$ -	$ -	$ -	$157,999

2022 Eco-Tree Program

The Company raised a total of $2,730,142 in its 2022 Eco-Tree Program. In fiscal year 2022, the Company raised $1,935,135 in gross proceeds in exchange for the issuance of: 636,602 Series A Eco-Tree 2022 Units; 161,701 Series A Eco-Tree 2021 ACT Units; 104,220 Series A SE 2022 Units; 69,353 Series A Eco-Tree 2022 CAN Units; and 115,825 Series A ETP 2022 Units. The remaining $795,007 in gross proceeds was raised in 2023 in exchange for the issuance of: 315,899 Series A Eco-Tree 2022 Units; 26,018 Series A SE 2022 Units; 2,000 Series A Eco-Tree 2022 CAN Units; and 161,164 Series A ETP 2022 Units. The following table sets forth the details of the capital raised by the Company for the 2022 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2022	Units Issued	752,427	69,353	265,921			1,087,701
	Capital Raised	$1,239,326	$131,770	$522,641			$1,893,737
2023	Units Issued	477,064	2,000	26,018	-	-	505,082
	Capital Raised	$781,053	$2,000	$55,352	$ -	$ -	$838,405

2021 Eco-Tree Program

The Company raised a total of $5,802,539 in its 2021 Eco-Tree Program. In fiscal year 2021, the Company raised $5,282,390 in gross proceeds in exchange for the issuance of: 2,712,560 Series A Eco-Tree 2021 Units; 638,434 Series A Eco-Tree 2021 ACT Units; and 32,940 Series A Eco-Tree 2021 CAN Units. The remaining $520,149 in gross proceeds was raised in January and February 2022 in exchange for the issuance of: 251,705 Series A Eco-Tree 2021 Units; and 29,500 Series A Eco-Tree 2021 CAN Units. The following table sets forth the details of the capital raised by the Company for the 2021 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2021	Units Issued	2,692,560	32,940	638,434	-	20,000	3,383,934
	Capital Raised	$4,162,498	53,198	$1,026,694	$ -	$40,000	$5,282,390
2022	Units Issued	251,705	29,500	-	-	-	281,205
	Capital Raised	$469,399	$50,750	-	$ -	$ -	$520,149

2020 Eco-Tree Program

The Company raised a total of $5,964,830 in exchange for the issuance of 4,398,472 Series A 2020 Eco-Tree Units, with $4,406,000 being raised in exchange for the issuance of 3,112,085 Series A 2020 Eco-Tree Units in fiscal year 2020 and $1,558,830 being raised in exchange for the issuance of 1,286,387 Series A 2020 Eco-Tree Units in fiscal year 2019. The following table sets forth the details of the capital raised by the Company for the 2020 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2020	Units Issued	26,000	14,000	-	3,072,085	-	3,112,085
	Capital Raised $	32,500	$17,500	-	$4,356,000	-	$4,406,000
2019	Units Issued	966,597	-	-	292,340	27,450	1,286,387
	Capital Raised	$1,208,247	-	-	$320,020	$30,563	$1,558,830

2018 Eco-Tree Program (formerly called Carbon Offset Program)

The Company raised a total of $1,166,596 in exchange for the issuance of 1,187,152 Series A 2018 COP Units, with $946,412 being raised in exchange for the issuance of 946,856 Series A 2018 COP Units in fiscal year 2019 and $220,184 being raised in exchange for the issuance of 240,296 Series A 2018 COP Units in fiscal year 2018. The following table sets forth the details of the capital raised by the Company for the 2018 Eco-Tree Program:

		Reg D	Reg S	Reg CF	Reg A	For services (in lieu of cash)	Total
2019	Units Issued	80,000	-	838,888	-	27,968	946,856
	Capital Raised	$80,000	-	$838,444	-	$27,968	$946,412
2018	Units Issued	55,556	-	169,740	-	15,000	240,296
	Capital Raised	$50,000	-	$155,184	-	$15,000	$220,184

Results of Operations

To date, the Company has not had any revenues. The Company expects to harvest its first plantation inside of the Eco-Tree Program in 2026.

The following table shows the results of operations for the year ended 2024 compared to the year ended 2023.

	2024	2023
Revenue:	$ -	$ -
Operating Expenses:		
Professional fees	$ 70,034	$ 91,772
Sales and marketing	$ 61,395	-
Management fees and operating costs – related party	$ 1,364,672	$ 985,181
Tree Losses	$ 440,917	$ 297,448
Other expenses	$ -	$ 1,170
Total Operating Expenses	$ 1,937,018	$ 1,375,571
Net loss	$ (1,937,018)	$ (1,374,380)

Operating Expenses

Operating expenses were $1,937,018 for the year ended December 31, 2024 compared to $1,375,571 for the year ended December 31, 2023. The increase in operating expenses of $561,447 is primarily attributed to the increase in management and related party operating costs as well as marketing spend for the 2024 Reg CF.

Liquidity and Capital Resources

The following table summarizes total current assets, liabilities and working capital at December 31, 2024, compared to December 31, 2023:

	Dec 31, 2024	Dec 31, 2023	Increase (Decrease)
Current Assets	$ 27,487	$ 264,682	$ (237,195)
Current Liabilities	$ 14,507	$ 199	$ 14,308
Working Capital	$ 12,980	$ 264,483	$ (251,503)

At December 31, 2024, we had a working capital surplus of $12,980 as compared to working capital of $264,483 at December 31, 2023, a decrease of $251,503. The decrease in working capital is primarily attributable to higher operating expenses in 2024.

Summary Cash flows for the year ended December 31, 2024 and 2023:

	Dec 31, 2024	Dec 31, 2023
Net cash used in operating activities	$ (1,130,365)	$ (1,077,234)
Net cash used in investing activities	$ (310,836)	$ (240,040)
Net cash provided by financing activities	$ 1,178,494	$ 1,577,868

The Company expects to continue raising proceeds from issuance of future stock offerings to maintain sufficient capital on-hand to fund operations on an ongoing basis. In addition, the Company remains focused on working with institutional investors to raise additional funds.

Cash Flows from Operating Activities

Net cash used in operating activities was ($1,130,365) for the year ended December 31, 2024, compared to net cash used in operating activities of ($1,077,234) for the year ended December 31, 2023. Operating activities are heavily concentrated in the first few years and the expected return on these activities will be realized upon the sale of the lumber produced by the harvest.

Cash Flows from Investing Activities

Net cash used in investing activities was ($ 310,836) for the year ended December 31, 2024, compared to net cash used in investing activities of ($240,040) during the same period in fiscal year 2023. Net cash used in investing activities was primarily comprised of deposits and the purchase of biological assets.

Cash Flows from Financing Activities

For the year ended December 31, 2024, net cash provided by financing activities was $1,178,494 compared to net cash provided by financing activities of $1,577,868 during the same period in fiscal year 2023. The funds provided by financing activities in 2024 was primarily comprised of proceeds of sale of membership units less costs to sell.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Going Concern Consideration

Our independent auditors included an explanatory paragraph in their report on the accompanying financial statements regarding concerns about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that led to this disclosure by our independent auditors.

Critical Accounting Policies and Use of Estimates

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Biological Assets

Biological assets consist of trees managed for future timber sales. Biological assets contain the assumption that the fair value of biological assets can be measured reliably. This assumption can be rebutted at the early stage of an asset's life and when fair value is not reliably determined. The trees have had little biological transformation since the initial costs were incurred and therefore cost approximates fair value. The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition. Costs relating to ongoing management of the trees are expensed as farmer support costs as they are incurred.

The trees are recognized as biological assets when they are received by the Company's farmers. As of December 31, 2024 and 2023, 361,189 and 388,046 trees representing a cost of $1,309,129 and $1,261,468 respectively, were reported as biological assets.

To date, current and future tree plantings are summarized below:

Offering:	2016	2018	2020	2021	2022	2023	2024
Total Units Issued	200,000	1,187,152	4,398,472	3,665,139	1,592,782	605,173	1,116,738
Noncash units	-	42,968	27,450	-	-	-	390,000
Units issued for which trees will be planted	200,000	1,187,152	4,398,472	3,665,139	1,592,782	605,173	1,116,738
Total Trees to be Purchased[1]	14,000	83,101	307,893	257,033	111,495	42,362	103,298
Total Trees to be Planted[2]	11,000	65,293	241,916	201,583	87,603	33,285	78,172
Total trees for replacements[3]	3,000	17,807	65,977	55,450	23,892	9078	25,126
Total Trees Planted	10,866	63,798	243,023	201,607	84,280	31,250	11,086
Total Trees still to be Planted	-	-	-	-	3,323	2,035	67,086

Notes:
1. Total trees to be purchased is based on 140 trees per 2,000 units for the 2016-2023 Series and 185 trees per 2,000 units for the 2024 Series.
2. Total trees to be planted is based on 110 trees per 2,000 units for the 2016-2023 Series and 140 trees per 2,000 units for the 2024 Series.
3. Total trees for replacement is based on 30 trees per 2,000 units for the 2016-2023 Series and 45 trees per 2,000 units for the 2024 Series.

Provisions and Contingent Liability Provisions

Provisions and contingent liability provisions are recognized when there is a present legal or constructive obligation arising as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation and where a reliable estimate can be made of the amount of the obligation. Timing or exact amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available, including the risks and uncertainties associated with the present obligation. Provisions are discounted to their present values, where the time value of money is material.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the possibility of outflow of resources is remote.

Deferred Offering Costs

Costs associated with the offering of Units are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income Taxes

The Company is taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, investors are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company currently is not under examination by any tax authority.

Plan of Operations

Planting for all Series up to the 2023 Series is now largely complete, with some small exceptions where farmers need additional time to plant the trees. Farms in the 2022 and 2023 Series are also eligible for replacement trees. Assessments of tree performance and replacement requests will be reviewed and replacement trees issued where appropriate.

In 2025, planting will be focused on the 2024 Eco-Tree Program. Farmers will be engaged in the primary growing regions, crop contracts signed, soil testing completed and farmer education provided. Nursery orders will be completed, with ongoing nursery inspections to maintain tree quality. It is anticipated that all the trees for the 2024 Series will be completed in the following growing regions: Costa Rica, Mexico and the United States.

Over the next 12 months, the Company intends to raise funds via offerings to accredited and non-accredited investors through the issuance of its Series A Units. We anticipate these sales will occur between the date of this report and December of 2025 and will correspond to the 2025 Series A units.

We have begun identifying farmers to plant trees funded by future offerings in the following target regions: United States, Costa Rica and Mexico. Additional marketing to identify famers will occur via social media, traditional media, print, online webinars, farmer referrals and other outreach activities.

Once interest from farmers is received, soil analysis, land check and (where appropriate) onsite visits on proposed planting sites must be conducted before entering into signed agreements with those farmers, followed by training on proper planting and cultivation of the ES Trees.

Trees will be planted within 12-18 months of receipt of funds (to allow time for propagation, hardening at the nursery, land checks and farmer training). While the exact timing of tree planting will depend on the date capital is received, we anticipate tree planting will begin in May 2026 and all trees will be planted within 18 months of closing our offering.

Ongoing activities include planting-year farm audits to establish planting grids and baseline data; planting-year farm reports for corrections to individual farm.

All farms are subject to ongoing reporting and oversight so that remediation action can be taken as necessary. This includes phone calls and site visits. Farms are also subject to periodic audits to assess biomass, survival and performance.

In addition, the Company is developing the lumber market with a view to acquiring customers and agreements in advance of the harvest dates.

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $107,000 or less:	The following information or their equivalent line items as reported on the federal income tax return filed by the Issuer for the most recently completed year (if any): • Total income • Taxable income; and • Total tax; Certified by the principal executive officer of the Issuer to reflect accurately the information reported on the Issuer's federal income tax returns; and Financial statements of the Issuer and its predecessors, if any.	Financial statements must be certified by the principal executive officer of the Issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.

(b) More than $107,000, but not more than $535,000:	Financial statements of the Issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the Issuer and must include a signed review report. If financial statements of the Issuer are available that have been audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $535,000:	**Financial statements of the Issuer and its predecessors, if any.**	**If the Issuer has previously sold securities in reliance on Regulation Crowdfunding:** **Financial statements must be audited by a public accountant that is independent of the Issuer and must include a signed audit report.** **If the Issuer has not previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $535,000 but not more than $1,070,000;** **Financial statements must be reviewed by a public accountant that is independent of the Issuer and must include a signed review report.** **If financial statements of the Issuer are available that have been audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.**

World Tree USA, LLC
Balance Sheets
As of December 31, 2024 and 2023

		As of December 31,		
		2024		**2023**
Assets				
Current assets:				
Cash	$	10,975	$	264,682
Receivables:				
Related party receivable, net of allowance for doubtful accounts (Note 4)		8,571		-
Subscriptions and other receivables		7,941		-
Total current assets		27,487		264,682
Other assets:				
Deposit on biological assets - related party - non-current		169,002		355,743
Biological assets		1,309,129		1,261,468
Total assets	$	1,505,618	$	1,881,893
Liabilities and Members' Equity				
Current liabilities:				
Accounts payable	$	14,507	$	199
Total current liabilities				199
Total liabilities		14,507		199
Members' equity:				
Members' equity		17,131,194		15,584,759
Accumulated deficit		(15,640,083)		(13,703,065)
Total members' equity		1,491,111		1,881,694
Total liabilities and members' equity	$	1,505,618	$	1,881,893

World Tree USA, LLC
Statement of Members' Equity
For the Years Ended December 31, 2024 and 2023

| | **Members' Equity** | | | | | |
| | **Series A Units** | | **Series B Voting Units** | | **Accumulated** | |
	Shares	**Amount**	**Shares**	**Amount**	**Deficit**	**Total**
Balance at December 31, 2022	10,538,465	$ 14,013,253	10,000	$ 10,000	$ (12,328,685)	$ 1,694,568
Proceeds from sale of membership units, net of offering costs	1,020,729	1,561,506	-	-	-	1,561,506
Net loss	-	-	-	-	(1,374,380)	(1,374,380)
Balance at December 31, 2023	11,559,194	15,574,759	10,000	10,000	(13,703,065)	1,881,694
Proceeds from sale of membership units, net of offering costs	714,179	1,186,435	-	-	-	1,186,435
Non-cash membership units issued on behalf of Manager	240,000	360,000	-	-	-	360,000
Net loss	-	-	-	-	(1,937,018)	(1,937,018)
Balance at December 31, 2024	12,513,373	$ 17,121,194	10,000	$ 10,000	$ (15,640,083)	$ 1,491,111

The accompanying notes are an integral part of these financial statements.

World Tree USA, LLC
Statements of Operations
For the Years Ended December 31, 2024 and 2023

	2024	2023
Revenue:	$ -	$ -

Operating expenses:		
Professional fees	70,034	91,772
Sales and Marketing	61,395	
Management fees and operating costs - related party (Note 4)	1,364,672	985,181
Tree losses	440,917	297,488
Other expenses	-	1,170
Total operating expenses	1,937,018	1,375,571
Other Income		
Interest income	-	1191
Net loss	$ (1,937,018)	$ (1,374,380)
Weighted average membership unit - basic and diluted	12,010,758	11,102,054
Net loss per membership unit - basic and diluted	$ (0.16)	$ (0.12)

World Tree USA, LLC
Statement of Cash Flow
For the Year Ended December 31, 2024

	2024	2023
Cash flows from operating activities:		
Net loss	$ (1,937,018)	$ (1,374,380)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Reserve for credit losses	-	
Loss of biological assets	440,917	297,448
Management fees related to issuance of Non-Cash Units	360,000	
Changes in operating assets and liabilities:		
Prepaid expenses	-	
Accounts payable	14,307	(302)

Related Party Receivable	(8571)		
Net cash used in operating activities	(1,130,365)	(1,077,234)	

Cash flows from investing activities:		
Deposits and purchases of biological assets paid to related party	(301,836)	(240,040)
Net cash used in investing activities	(301,836)	(240,040)

Cash flows from financing activities:		
Proceeds from sale of membership units	1,257,872	1,667,021
Offering costs	(71,437)	(105,515)
Subscriptions receivable	(7,941)	16,362
Net cash provided by financing activities	1,178,494	1,577,868
Net increase in cash	(253,707)	260,594
Cash as of beginning of the year	264,882	4,088
Cash as of end of the year	$ 10,975	$ 264,682

Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to Investors hosted on www.invest.worldtree.eco is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

    120 days after the end of each fiscal year covered by the report

33. Once posted, the annual report may be found on the issuer's website at: **http://www.worldtree.eco/invest**

Progress concerning the Company reaching its target offering amount will be reported by filing a Form C-U with the SEC when the Company reaches 50% of its target, and 100% of its target

Bad Actor Disclosure

Neither the Company nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

The issuer must continue to comply with the ongoing reporting requirements until:

1. **The issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);**
2. **The issuer has filed at least one annual report and has fewer than 300 holders of record;**
3. **The issuer has filed at least three annual reports and has total assets that do not exceed $10 million;**
4. **The issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.**

APPENDICES

Appendix A: Investor Contracts (World Tree; World Tree Early Bird)
Appendix B: Financial Statements
Appendix C: Supporting Documents (Operating Agreement, Unit Designation, Definitions)